As filed with the Securities and Exchange Commission on June 3, 2002
Registration No. 333-86434

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
to

FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

PROQUEST COMPANY
(Exact name of registrant as specified in its charter)

Delaware	2741	36-3580106
(State or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of incorporation or organization)	Classification Code Number)	Identification No.)

300 North Zeeb Road
Ann Arbor, Michigan 48103
(734) 761-4700
(Address, including zip code, and telephone number, including area code, of registrant’s executive offices)

Todd Buchardt
General Counsel
ProQuest Company
300 North Zeeb Road
Ann Arbor, Michigan 48103
(734) 761-4700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:
Grant A. Bagan	Lawrence D. Levin
McDermott, Will & Emery	Katten Muchin Zavis Rosenman
227 West Monroe Street, Suite 4700	525 West Monroe Street, Suite 1600
Chicago, Illinois 60606-5096	Chicago, Illinois 60661-3693
(312) 372-2000	(312) 902-5200

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The Information contained in this prospectus is not complete and may be changed. We and the selling shareholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 3, 2002

5,100,000 Shares

Common Stock

We are selling 3,000,000 shares of common stock and the selling shareholders are selling an aggregate of 2,100,000 shares of common stock. We will not receive any of the proceeds from the sale of the shares of common stock by the selling shareholders.

Our common stock is listed on The New York Stock Exchange under the symbol “PQE.” The last reported sale price on May 31, 2002 was $39.85 per share.

The underwriters have an option to purchase a maximum of 765,000 additional shares of our common stock from us and certain selling shareholders to cover over-allotments of shares.

Investing in our common stock involves risks. See “Risk Factors” on page 7.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to ProQuest	Proceeds to Selling Shareholders
Per Share	$	$	$	$
Total	$	$	$	$

Delivery of the shares of common stock will be made on or about             , 2002.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston
Banc of America Securities LLC
Bear, Stearns & Co. Inc.
U.S. Bancorp Piper Jaffray
Jefferies & Company, Inc.

The date of this prospectus is             , 2002.

	Page		Page
PROSPECTUS SUMMARY	1	MANAGEMENT	43
RISK FACTORS	7	PRINCIPAL AND SELLING SHAREHOLDERS	45
NOTE REGARDING FORWARD-LOOKING		MATERIAL UNITED STATES TAX
STATEMENTS	12	CONSIDERATIONS FOR NON-UNITED STATES
USE OF PROCEEDS	13	HOLDERS	48
PRICE RANGE OF COMMON STOCK	13	UNDERWRITING	51
DIVIDEND POLICY	13	NOTICE TO CANADIAN RESIDENTS	54
CAPITALIZATION	14	LEGAL MATTERS	56
SELECTED CONSOLIDATED FINANCIAL AND		EXPERTS	56
OPERATING DATA	15	WHERE YOU CAN FIND MORE INFORMATION	56
MANAGEMENT’S DISCUSSION AND		INCORPORATION BY REFERENCE	57
ANALYSIS OF FINANCIAL CONDITION		INDEX TO CONSOLIDATED FINANCIAL
AND RESULTS OF OPERATIONS	17	STATEMENTS	F-1
BUSINESS	31

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

In this prospectus, the “Company,” “ProQuest,” “we,” “us” and “our” refer to ProQuest Company and our subsidiaries. ProQuest®, Sitebuilder™, Durable Links™ and XanEdu™ are our trademarks. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

Our fiscal year ends on the Saturday closest to December 31st in each calendar year. References to 2001 in this prospectus are for the 52 weeks ended December 29, 2001. References to 2000 in this prospectus are for the 52 weeks ended December 30, 2000. References to 1999 in this prospectus are for the 52 weeks ended January 1, 2000. References to the first quarter of fiscal 2002 and the first quarter of fiscal 2001 are for the thirteen weeks ended March 30, 2002 and March 31, 2001, respectively.

PROSPECTUS SUMMARY

This summary may not contain all of the information that may be important to you. You should read this entire prospectus, including “Risk Factors” and the additional information, including the financial data and related notes included or incorporated by reference in this prospectus, before making an investment decision.

ProQuest Company

We are a leading provider of value-added information and content to the library and education, and automotive and powersports industries. Formerly known as Bell & Howell, we have a 97-year history with more than 50 years in information and content aggregation. We provide products and services to our customers through two business groups: Information & Learning and Business Solutions. Through our Information & Learning group, which primarily serves the library and education markets, we aggregate and publish value-added content from a wide range of sources, including newspapers, periodicals and books. Our Business Solutions group, formerly known as Bell & Howell Publishing Services, is primarily engaged in the delivery of comprehensive parts information to the automotive market. It also provides dealers in the powersports (motorcycle, marine and RV) markets with management systems that enable them to better manage inventory, customer service and other aspects of their businesses. We have demonstrated strong, stable growth in both revenue and earnings in the last few years with 2001 revenue increasing to $401.6 million from $359.5 million in 1999, and 2001 earnings from continuing operations, before interest, income taxes, equity in loss of affiliate and cumulative effect of a change in accounting principle, increasing to $66.4 million from $36.8 million in 1999.

Our predecessor company, Bell & Howell, has been synonymous with creative and technology-based solutions since 1904. In 2001, we sold our legacy Imaging, Mail and Messaging Technologies and finance-related businesses and changed our name to ProQuest Company.

Information & Learning.    Our Information & Learning group transforms information contained in periodicals, newspapers, dissertations, out-of-print books and other scholarly material into easily accessible microfilm, electronic form (including online access and CD-ROM) or print-on-demand. Our ability to provide customers with full image content as it was originally published distinguishes us from many other information providers, which typically store and provide information in a text-only format, omitting essential charts, pictures and other information such as historical context and placement in the original publication. We aggregate information from a broad array of newspapers and periodicals with which we have licensing arrangements, including The New York Times, The Wall Street Journal, The Washington Post and The Christian Science Monitor. Through our own unique methods we convert this information to microfilm and electronic form and add professionally prepared proprietary abstracts. The result is an expansive information vault that addresses all major areas of study with content from over 18,000 periodical titles and 7,000 newspaper titles, as well as a unique content collection consisting of approximately 1.0 million dissertations, 144,000 out-of-print books, 550 research collections and 15 million proprietary abstracts. Most of our content is accessible through microfilm. We are in the process of converting our most frequently demanded microfilm content to electronic form.

Our products are present in most academic libraries in the U.S. Our library customers generally sign one year subscription contracts to access our proprietary database. Over the last three years, we have experienced approximately 90% renewal rates. In both 2001 and the first quarter of fiscal 2002, Information & Learning represented approximately 59% of our total sales.

We have undertaken two significant initiatives in our Information & Learning group. In 1998, through our Digital Vault Initiative, we began converting portions of our microform collection into electronic form, allowing online access to information originally printed prior to 1985 in its original format and context (e.g., the periodical or newspaper in which the text was first printed). Most of this content has never before been available electronically. In mid-2001, we launched XanEdu, which utilizes our content to develop supplemental curriculum materials for the college classroom.

Business Solutions.    Our Business Solutions group is the global leader in the development and deployment of parts and service-oriented catalogs and dealer performance applications for the automotive market. Business Solutions pioneered the electronic parts catalog (“EPC”) in 1985 and now offers information on more automobile brands than any other provider of similar products. It also provides dealer management systems to the powersports markets, which enable dealers in those markets to better manage inventory, customer service and other aspects of their businesses. Our EPC provides a powerful and flexible technical reference system using CD-ROM technology. Over 30,000 automobile dealerships now use our EPCs worldwide. Business Solutions currently publishes EPCs for approximately 30 automobile brands manufactured by GM, Ford, DaimlerChrysler, Honda, Toyota, Volvo, Nissan and Saturn, among others. Our customer contracts are usually three to five years in duration, and we have experienced on average 85% renewal rates over the last three years. Through our Alison business unit, we provide automobile original equipment manufacturers (“OEMs”) and dealers with management information systems that monitor and evaluate dealer performance in a variety of areas such as product inventory, pricing, territory, margins and OEM support. In both 2001 and the first quarter of fiscal 2002, Business Solutions represented approximately 41% of our total sales.

Our Markets

The library market is diverse and growing. Libraries continually seek out additional resource materials and new methods to access and deliver information to meet their users’ needs. The total market for library resource materials in the U.S. is estimated to have reached $6.17 billion in 2001, with total purchases of resource materials projected to increase approximately 24% from 2001 to 2005. Continued rapid technological advancements and the emergence of the Internet as a widely used academic and research tool have led libraries to supplement or replace their microform archives with new and more functional means for providing information to users. As in the library market, colleges and universities continue to increase the use of technology-based solutions, with over 60% of all U.S. college courses currently having an online component.

The North American automotive and powersports markets are fragmented. There are over 33,000 automotive dealerships and 10,000 powersports dealerships in the United States and Canada that provide service and repair. These dealerships require the most current information on parts, schematics and availability to provide quality service and efficiently manage their businesses. Electronic parts catalogs and dealer management systems provide a critical link between OEMs and their dealer networks in both the automotive and powersports markets.

Our Competitive Strengths

We believe that the following competitive strengths distinguish us from our competitors and position us to capitalize on the growing demand for effective and efficient delivery of our information resources:

•
Leading and Defensible Market Position.    We are a leading provider of content to academic institutions and public libraries worldwide. Our Business Solutions group has a large, established customer base of over 38,000 automotive and powersports dealerships in the United States and Europe, with many relationships dating back decades.

•
Vast Collection of Information Content.    We have one of the world’s largest commercially available information archives used in the library and education markets. We are the sole source, other than the original publisher, of approximately 1,000,000 dissertations, 550 research collections and 144,000 out-of-print books.

•
Key Relationships with Content Suppliers.    Our business is based upon long-term relationships with our content suppliers, some of which span 50 years. These relationships have enabled us to develop our unique information capabilities and have resulted in the high market penetration of our products in the library and automotive service and repair markets that we serve. We have relationships with approximately 8,000 publishers and most of the world’s major automobile manufacturers.

•
Subscription-Based Model with High Renewal Rates.    Both of our business groups generate approximately 78% of their revenues from subscription contracts and benefit from approximately 90% renewal rates. These renewal rates support our belief that we enjoy superior loyalty from our customers.

•
Robust Technology Capabilities.    We augment our broad information resources with extensive technical expertise that allows us to identify and develop product offerings possessing enhanced search features and superior quality, accuracy and functionality in information access. Through our Digital Vault Initiative, we have developed a process to convert microform-based content to electronic content that links both ASCII and PDF formats, providing the reader with the search capabilities of ASCII and the visual benefits of PDF.

•	Experienced Management Team. Our management team has significant experience in developing and marketing information products to the library and education, and automotive and powersports markets.

Our Growth Strategy

The successful implementation of our growth strategy has increased sales and improved earnings from continuing operations. Key elements of our growth strategy include the following:

•
Increase Penetration into Existing and New Markets.    We are aggressively utilizing the strong presence of our microform business in U.S. libraries to increase sales of our online product offerings. We recently expanded our presence in the higher education market through our XanEdu product offerings, which utilize our content to create supplemental course materials for the college classroom. In addition, we are leveraging our strong presence in the U.S. automotive service and repair market to expand our presence internationally.

•
Develop New Products.    Our extensive information resources together with our over 250-person research and development and software engineering staffs provide significant opportunities to develop unique products. We have recently introduced our Historical Newspapers products, which are online databases of entire publications of leading newspapers, and HeritageQuest, an online genealogical research tool. We are also digitizing our vast microform vault to create new online products. In our Business Solutions group, we recently introduced TrackerPac, an online performance analysis tool for GM Europe and its dealers.

•
Further Expand our Content.    We intend to increase our information resources by pursuing more revenue generating alliances similar to the existing relationships we have with the publishers of The Wall Street Journal, The New York Times, The Washington Post and The Christian Science Monitor. Our Business Solutions group was recently selected as the exclusive provider of EPCs for Mazda North America.

•
Pursue Strategic Acquisitions.    Consistent with our recent past, we plan to continue to make strategic acquisitions to enhance our content and distribution channels in both our Information & Learning and Business Solutions groups.

Our principal executive offices are located at 300 North Zeeb Road, Ann Arbor, Michigan 48103, and our telephone number at that location is (734) 761-4700. Our website is located at www.proquestcompany.com. Information on our website is not a part of this prospectus.

The Offering

Common stock offered by us	3,000,000 shares

Common stock offered by the selling shareholders	2,100,000 shares

Common stock to be outstanding after this offering	27,219,428 shares

Use of proceeds	To repay outstanding indebtedness.

NYSE symbol	PQE

The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of March 30, 2002 and does not include:

•
960,480 shares issuable upon exercise of outstanding options under our 1995 Employee Stock Option Plan, which are exercisable as of March 30, 2002 at a weighted average exercise price of $26.06 per share.

•	54,333 shares issuable upon exercise of outstanding options under our 1995 Directors Stock Option Plan, which are exercisable as of March 30, 2002.

Unless otherwise stated, all information contained in this prospectus assumes no exercise of the underwriters’ over-allotment option.

Summary Consolidated Financial and Operating Data

The following table sets forth continuing operations financial data. This summary consolidated financial and operating data may not be indicative of future performance. You should read this summary consolidated financial and operating data in combination with our “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the accompanying notes included in this prospectus.

	First Quarter		Fiscal
	2002	2001	2001	2000	1999
	(Unaudited)
	(Dollars in thousands, except per share data)
Continuing Operations Data (1) (2):
Net sales	$102,752	$95,853	$401,628	$374,301	$359,460
Cost of sales	(47,750)	(47,140)	(186,963)	(189,196)	(182,300)

Gross profit	55,002	48,713	214,665	185,105	177,160
Earnings from continuing operations before interest, income taxes, equity in loss of affiliate and cumulative effect of a change in accounting principle (3)	$20,518	$14,241	$66,426	$39,959	$36,816
Earnings (loss) from continuing operations before cumulative effect of a change in accounting principle (3)	$8,278	$(573)	$12,286	$(13,889)	$15,060

Diluted earnings (loss) from continuing operations before cumulative effect of a change in accounting principle, per common share	$0.34	$(0.02)	$0.51	$(0.59)	$0.64

Other Continuing Operations Data:
Gross profit as a percent of net sales	53.5%	50.8%	53.4%	49.5%	49.3%
EBITDA (4)	32,635	27,956	121,650	93,797	86,407
EBITDA as a percent of net sales	31.8%	29.2%	30.3%	25.1%	24.0%
Capital expenditures	15,588	12,503	52,924	42,623	35,055

Cash flow provided by (used in):
Operating activities	(14,993)	472	25,641	42,056	29,023
Investing activities	(18,205)	112,497	206,301	(49,717)	(124,254)
Financing activities	34,450	(104,592)	(252,388)	(14,236)	90,527

Pro forma (5):
Earnings from continuing operations before cumulative effect of a change in accounting principle, pro forma for repayment of debt	$9,483		$18,815

Diluted earnings from continuing operations before cumulative effect of a change in accounting principle, per common share, pro forma for repayment of debt	$0.34		$0.69

The following balance sheet table presents our consolidated balance sheet as of March 30, 2002 on (i) an actual basis, and (ii) an as adjusted basis giving effect to our sale of 3,000,000 shares of common stock in this offering at an assumed public offering price of $39.00 per share (the closing price of our common stock on the New York Stock Exchange on May 29, 2002), after deductions for the underwriting discounts and commissions and estimated offering expenses payable by us.

	As of March 30, 2002
	Actual	As Adjusted
Balance Sheet Data (2):
Cash and cash equivalents	$1,644	$1,644
Total assets	626,921	626,921
Long-term debt, less current maturities	275,000	175,199
Total shareholders’ equity (deficit)	(37,876)	72,524

(1)
In December 1999, we adopted a plan to divest our Imaging, Mail and Messaging Technologies and finance-related businesses. Accordingly, the operating results of these businesses have been segregated from our continuing operations and are separately reported as discontinued operations in our consolidated financial statements.

(2)
During fiscal 2000, we changed our method of revenue recognition pursuant to SAB 101. The fiscal 1999 results have not been retroactively restated to reflect the impact of this change. During fiscal 2000, we changed our method of accounting for certain inventory costs from LIFO to FIFO (see Note 1 to our consolidated financial statements included elsewhere in this prospectus). The fiscal 1999 operating and balance sheet data have been retroactively restated to reflect this change in accounting.

(3)	These amounts include the following:

	First Quarter		Fiscal
	2002	2001	2001	2000	1999
	(Dollars in thousands)
Restructuring charges	$0	$0	$0	$(5,196)	$(10,505)
Gain/(loss) on sales of assets	0	0	(2,312)	2,726	5,152

(4)
EBITDA is defined as earnings from continuing operations before interest and income taxes, net of equity in loss of affiliate and cumulative effect of a change in accounting principle, and excluding restructuring charges and gain/loss on sales of assets, plus depreciation and amortization of other long-term assets, but excluding the amortization/write-off of deferred financing costs. EBITDA is generally regarded as providing useful information regarding a company’s financial performance, but it is not a measure of financial performance under generally accepted accounting principles. EBITDA should not be considered in isolation from or as a substitute for net earnings (loss) as a measure of our profitability, or as an alternative to our cash flow from operating activities determined under generally accepted accounting principles as a measure of liquidity. Additionally, our calculation of EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA has been included as a supplemental disclosure because it provides useful information about how management assesses our ability to service debt and to fund capital expenditures. Our ability to service debt and fund capital expenditures in the future, however, may be affected by other operating or legal requirements.

(5)
Pro forma adjustment for (i) the sale of 3,000,000 shares of common stock by us at an assumed public offering price of $39.00 per share, after deductions for the underwriting discounts and commissions and estimated offering expenses payable by us and the application of the estimated net proceeds from the offering to repay debt and (ii) the repayment of debt from the net proceeds of the sales of our discontinued operations as if such sales and the application of the net proceeds therefrom had occurred at the beginning of the periods indicated.

RISK FACTORS

You should carefully consider the following risk factors in addition to the other information contained and incorporated by reference in this prospectus before purchasing our common stock.

Our sales and profitability depend on our ability to continue to develop new products that appeal to customers and end users.

We compete in markets characterized by continual technological change, product introductions and enhancements, changes in customer demands and evolving industry standards. The technological life cycles of our products are difficult to estimate. The demand for some of our more mature products and services has begun to migrate to other products and services. For example, our microform product unit sales have decreased 4 to 8% per year over the past three years due to the development of electronic-based products, such as CD-ROM and online databases. We may be unable to develop products that offset the declining revenues of our mature products. To remain competitive, we must continue to develop new products and invest in technologies that help customers use our products and services, enhance the quality of images being transmitted, increase delivery of our products over the Internet and CD-ROM and reduce the time in which such products are transmitted. For example, most of our content originating prior to 1985 is microfilm only. Based upon our assessment of consumer demand, we are currently developing new products by converting select microfilm content originating prior to 1985 to electronic form, which can be accessed using CD-ROM and online databases. Our focus on product development may result in unanticipated expenditures and capital costs that may not be recovered. We have invested significant resources to develop new products, including XanEdu and our Digital Vault Initiative product offerings, and may be unable to generate sufficient sales of these products to recover our associated costs. Our failure to develop and introduce new or enhanced services and products that achieve customer acceptance in a timely and cost-effective manner would significantly harm our business.

Our products and services currently depend on data access agreements with third parties, and the failure to maintain these agreements on commercially reasonable terms could harm our business.

Our products are in part based on content supplied pursuant to data access agreements with third parties. We may not be able to maintain our current agreements at cost-effective prices. In addition, data used in our products might become unavailable or not be updated as required. If a significant number of our content providers decide to terminate their relationships with us, we may:

•	be at a competitive disadvantage with respect to our competitors;

•	lose customers that rely on us as a single source of resources; and

•	lose revenue generated from particular clients.

Moreover, the content supplied by many of our licensors, such as The New York Times Company, is unique and cannot be replaced. The failure to acquire alternative data access sources could harm our business. Even if we are able to substitute content providers, we may not be able to enter into alternative data access agreements on commercially reasonable terms or on a timely basis. Any of these results could harm our business.

Our products and services must be able to adapt to differing and evolving operating systems.

We must continue to invest in new technologies to ensure that our products can operate in numerous and evolving operating environments. For example, our electronic parts catalogs must run on Windows, Unix and Internet-based systems. As the technological landscape continues to evolve, it may be more difficult to make these necessary changes to our databases and operating systems in a timely and cost-effective manner. If our databases become incompatible with the databases or systems used by our customers or become outdated, then our products could become obsolete and our business will suffer.

If we are not able to continue to increase our online product offerings, our business will suffer.

We must continue to expand our online product offerings or our business will suffer. Most of our content for our Information & Learning business is available as microfilm, and we are in the process of selectively converting microfilm content, based on current and anticipated demand, so that it is available online and through other electronic media. Our business will suffer if we do not identify and convert the content demanded by end users. In addition, the costs of converting content to electronic form are significant. We may not be able to generate significant sales of our online and CD-ROM products to offset these costs.

Changes in funding for public schools and libraries could cause the demand for our products to decrease.

In 2001, we derived approximately 40% of our revenues from public schools and libraries, which are heavily dependent on federal, state and local government funding. In addition, the government appropriations process is often slow, unpredictable and subject to factors outside of our control. Curtailments, delays or reductions in the funding of schools, colleges or libraries could delay or reduce our revenues. Funding difficulties experienced by schools, colleges or libraries could also cause those institutions to be more resistant to price increases and could slow investments in educational technology and products, which could harm our business.

We face intense competition and may not be able to successfully attract and retain customers.

The market for our products and services is highly competitive. In the Information & Learning group, our main competitors are Gale Group, a division of Thomson Corporation, and EBSCO Company. For distribution of dissertations, we compete with universities, such as Massachusetts Institute of Technology. Information & Learning competitors also include free Internet sites, newspaper and book publishers, software publishers and electronic commerce providers. Barriers to entering the education and library market, especially its online component, are relatively low, and we expect competition in this market to intensify. In the Business Solutions group, we compete with Automatic Data Processing Company, Electronic Data Systems, UCS, Infomedia and the proprietary electronic parts systems of certain OEMs such as DaimlerChrysler, Harley-Davidson and Honda Motor Company.

Many of our current and potential future competitors have substantially greater financial resources, name recognition, experience and larger customer bases than we do. Accordingly, our competitors may respond more quickly to new technologies and changes in customer requirements, have more favorable access to suppliers, and devote greater resources to the development and sale of their products. Our competitors’ pricing and other operational decisions, like the recent decision of several of our competitors to offer free educational content services to increase their market share, may also adversely affect us. Any of the above results could adversely affect our ability to attract and retain customers and harm our business.

Our products depend on components licensed from third parties, and the failure to maintain these licenses, or the failure of these third parties to improve and maintain these components, could harm our ability to produce and develop products.

Our products incorporate third party technologies. For example, many of our products and services rely on databases from providers such as Oracle. We may be unable to obtain all of the necessary licenses for the third party technology required by our products on commercially reasonable terms, on a timely basis or at all. In addition, technology used in our products might become unavailable or not be updated as required. We may not be able to develop alternative solutions if third party technologies are not available to us on reasonable terms. The failure to obtain necessary third party technology or identify and implement alternative technology solutions could harm our business.

Our intellectual property protection may be inadequate, allowing others to use our technologies and thereby reduce our ability to compete.

We regard certain of the technology underlying our services and products as proprietary, such as our search and retrieval and database management features. The steps that we take to protect our proprietary technology may be inadequate to prevent misappropriation of our technology, or to prevent third parties from developing similar technology independently. We rely on a combination of trademark, copyright and trade secret laws, employee and third-party nondisclosure agreements and other contracts to establish and protect our technology and other intellectual property rights. Existing trade secret, trademark and copyright law afford us limited protection, while the agreements and contracts may be breached or terminated, and we may not have adequate remedies for any breach. Furthermore, policing unauthorized use of our intellectual property is difficult. A third party could copy or otherwise obtain and use our products or technology without authorization. Litigation may be necessary to protect our intellectual property rights, which could result in substantial cost and diversion of our efforts. Any such litigation may not even be successful, in which case our business could be further adversely affected.

Our products could infringe on the intellectual property of others, which may cause us to engage in costly litigation and could cause us to pay substantial damages and prohibit us from selling our products.

Third parties may assert infringement or other intellectual property claims against us based on their intellectual property rights. If such claims are successful, we may have to pay substantial damages, possibly including treble damages, for past infringement. We might also be prohibited from selling our products or providing certain content without first obtaining a license from the third party, which, if available at all, may require us to pay additional royalties. Authors and photographers have been successful in asserting their rights to receive royalty payments and to control the reproduction of their works into electronic format. These authors and photographers could elect to withdraw their works from our electronic product offerings. Even if infringement claims against us are without merit, defending a lawsuit takes significant time, may be expensive and may divert management attention from other business concerns.

A component of our growth strategy is to expand our international operations. We may not succeed with this strategy.

Engaging in business internationally subjects us to a number of risks, such as acceptance by foreign educational systems of our approach to educational products, expenses associated with customizing products for foreign countries, longer accounts receivable collection periods and greater difficulty in collection, unexpected changes in regulatory and legal requirements, potentially adverse tax consequences, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, changing economic conditions, exposure to different legal standards (particularly with respect to intellectual property), burdens of complying with a variety of foreign laws and fluctuations in currency exchange rates. If any of these risks were to materialize, our business could be harmed.

We have entered into strategic alliances and acquisitions and may pursue others that could disrupt our operations or fail to result in the benefits that we anticipated.

We may continue to make strategic acquisitions of companies, products or technologies or enter into strategic alliances as necessary to implement our business strategy. Since January 2001, we have consummated four acquisitions. We purchased Softline Information, Campus Custom Publishing, Heritage Quest and Micromedia Ltd. for a total of approximately $20 million. We have also entered into a joint venture with Ford Motor Company, General Motors Corporation and DaimlerChrysler to form OEConnection. If we are unable to fully integrate acquired businesses, products or technologies with our operations, we may not receive the intended benefits of these acquisitions. The success of our existing and future joint ventures and strategic alliances depends in part on the ability of the other parties to these transactions to fulfill their obligations. These acquisitions and joint ventures, and others that we may pursue, may subject us to unanticipated risks or liabilities or disrupt our operations and divert management’s attention from day-to-day operations.

Our success depends on our ability to attract and retain key personnel, and our key personnel may not be able to fulfill their roles effectively if we become understaffed.

Our success depends on our ability to attract and retain highly qualified management and technical personnel. Members of our senior management team, such as James Roemer, our Chief Executive Officer, and

Alan Aldworth, our President and Chief Operating Officer, bring substantial industry and management experience to our planning and execution. If they or other key employees were to leave us, and we were unable to find a qualified replacement, our business could be harmed. The industries in which our business groups compete have a high level of employee mobility and aggressive recruiting of skilled personnel.

Our business would suffer if the Internet becomes unable to effectively support our products.

Our business utilizes the online exchange of information and Internet commerce. We cannot predict whether the Internet will continue to be an effective vehicle for delivering our content or conducting our electronic commerce. The Internet infrastructure may be unable to support future demand as the number of users and potential customers for our products, frequency of use and bandwidth requirements continue to increase. Our business may not succeed without the continued development and maintenance of the Internet.

We could experience system failures, software errors or capacity constraints, any of which would cause interruptions in our delivery of electronic content to customers and ultimately may cause us to lose customers.

Any delays or failures in the systems or errors in the software that we use to deliver our electronic content to customers would harm our business. We have occasionally suffered failures of the computer and telecommunication systems that we use to deliver our electronic content to customers. The growth of our customer base, as well as the number of sites we provide, may strain our systems in the future. The systems we currently use to deliver our services to customers (except for external telecommunications systems) are located in our facilities in Michigan and Ohio. Although we maintain property insurance, claims for any system failure could exceed our coverage. In addition, our products could be affected by failures of third party technology used in our products, and we could have no control over remedying these failures. Any failures or problems with our systems or software could force us to incur significant costs to remedy the failure or problem, decrease customer demand for our products, tarnish our reputation and thus harm our business.

Our systems face security risks, and our customers have concerns about their privacy.

Our systems and websites may be vulnerable to unauthorized access by hackers, computer viruses and other disruptive problems. Any security breaches or problems could lead to misappropriation of our customers’ information, our websites, our intellectual property and other rights, as well as disruption in the use of our systems and websites. Unauthorized access to, as well as denial of, various Internet and online services has occurred and will likely occur again. Any security breach related to our websites could tarnish our reputation and expose us to damages and litigation. We may also incur significant costs to maintain our security precautions or to correct problems caused by security breaches. Further, to maintain these security measures, we will be required to monitor our customers’ access to our websites which may cause disruption to our customers’ use of our systems and websites. These disruptions and interruptions could harm our business. In addition, users’ concern about the security and privacy of data transmissions may inhibit the growth of the Internet and other online services generally, which could diminish the demand for our products used over the Internet.

The occurrence of a fire, flood or other form of natural disaster at certain of our locations would adversely impact our business.

Copies of our microfilm collections are stored at some of our locations. If a fire, flood or similar event were to occur at any of these locations and destroy those collections, our business would be significantly harmed.

Upon completion of this offering, we will have an estimated $175.2 million of total indebtedness, which could hurt our ability to borrow and utilize cash flow as necessary and restrict our operations.

Upon completion of this offering, assuming an offering price of $39.00 per share, we expect to have a ratio of debt to equity of 2.42. All of our borrowings under our senior credit facility are due December 31, 2003. A change in the credit markets could adversely affect our ability to refinance this debt. In addition, the degree to which we are leveraged could have important consequences, including the following:

•	our ability to borrow may be limited and additional amounts for working capital and capital expenditures may not be available;

•
a substantial portion of our cash flows must be used to pay our interest expense and repay our debt, which reduces the funds that would otherwise be available for our operations or product development;

•	we may be more vulnerable to economic downturns and competitive pressures and may have reduced flexibility in responding to changing business, regulatory and economic conditions; and

•	fluctuations in market interest rates will affect the cost of our borrowings to the extent not covered by interest rate hedge agreements.

In addition, our senior credit facility contains numerous covenants imposing financial and operating restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. Our ability to satisfy the financial ratios and tests and other provisions contained in our senior credit facility could be affected by changes in economic or business conditions or other events beyond our control. Any failure to comply with the obligations in our senior credit facility could result in an event of default under this facility, which, if not cured or waived, could permit acceleration of our indebtedness and have a material adverse effect on us.

Unless we maintain a strong brand identity, our business may not grow as anticipated.

We believe that maintaining and enhancing our brands, such as ProQuest, XanEdu and ABI/Inform, is important to attracting and retaining customers. Our success in growing brand awareness will depend in part on our ability to continually provide information access technology that enhances the learning process. There are other entities using the name Proquest. Some of these entities may offer goods and services similar to those offered by us, which may diminish the value of our brand. In addition, some of our brand names are new or have changed, and we may not have any success in maintaining and growing our brand equity. For example, we recently changed the name of our Bell & Howell Publishing Services group to ProQuest Business Solutions, and we must transition the association of the product brands in that group to this new name.

We may be subject to government regulation and legal liabilities that may be costly and may interfere with our ability to conduct business.

Because of the increasing use of the Internet, federal and state governments may adopt laws or regulations regarding commercial online services, the Internet, user privacy, intellectual property rights, content regulation and taxation. Laws and regulations directly applicable to online commerce or Internet communications are becoming more prevalent and could expose us to substantial liability. For example, recently enacted United States laws, such as the federal Digital Millennium Copyright Act and various federal laws aimed at protecting children and limiting the content made available to them, could expose us to substantial liability. Furthermore, various proposals at the federal, state and local level could impose additional taxes on Internet sales. These laws, regulations and proposals could decrease Internet commerce and other Internet uses and adversely affect the success of our online products. If our business becomes subject to increased government regulation, we could incur costs in complying with such regulations and our business could suffer.

Our operating results continue to fluctuate, and a revenue or earnings shortfall in a particular quarter could have a negative impact on the price of our common stock.

Variations in our operating results occur from time to time as a result of many factors, such as the timing and amount of customers’ expenditures, our product mix, new product introductions and general economic conditions. Our sales cycles are relatively long and depend on factors such as the size of customer orders and the terms of subscription agreements. Consequently, it is difficult to predict if and when we will receive a customer order. Because a high percentage of our expenses are fixed, the timing of customer orders can cause variations in quarterly operating results. Certain customers’ buying patterns and funding availability generally cause our sales and cash flow to be higher in the fourth quarter of the year. As a result of the difficulty in forecasting our quarterly revenues, our operating results for a quarter may fall below securities analysts’ expectations, which may cause the price of our common stock to fall abruptly and significantly.

Our stock price may be volatile, and your investment in our stock could decline in value.

Our common stock price has fluctuated significantly in the recent past. In addition, market prices for securities of companies in our industries have been highly volatile and may continue to be highly volatile in the future. Often the volatility in our common stock price is unrelated to our operating performance. As a result of these fluctuations in the price of our common stock, you may not be able to sell your common stock at or above the price you pay for it in the offering.

The number of shares eligible for public sale after this offering could cause our stock price to decline.

The sale of a substantial number of shares of our common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock. As of March 30, 2002, we had 24,219,428 shares of common stock outstanding and 2,387,485 shares of common stock reserved for issuance upon the exercise of options granted under our stock options plans. Substantially all of these shares are eligible for immediate sale in the public market. Further, pursuant to a shelf registration statement, we registered 4,362,999 shares of our common stock held by Keystone, Inc., 1,750,000 of which will be sold in this offering. These registered shares are now freely tradable, unless purchased by certain of our affiliates, and may be sold by Keystone at any time.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere contained or incorporated by reference in this prospectus constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our markets’ actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. These risks and other factors include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “projects,” “intends” or the negative of such terms or other similar terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement. We are under no obligation to update or revise any of these forward-looking statements.

This prospectus includes estimates made by independent parties relating to market size and growth. Those estimates involve a number of assumptions and limitations. We cannot assure you that those estimates of market size are accurate or that those projections of market growth will be achieved. Therefore, we caution you not to unduly rely on this data.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of 3,000,000 shares of common stock we are offering will be approximately $110.4 million (or approximately $136.4 million if the underwriters’ over-allotment option is exercised in full), at an assumed public offering price of $39.00 per share (the closing price of our common stock on the New York Stock Exchange on May 29, 2002), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling shareholders.

We intend to use the net proceeds of this offering to repay outstanding indebtedness under our credit facility. Our credit facility had a weighted average interest rate of 6.19% for the year ended December 29, 2001, and matures on December 31, 2003. In addition, we entered into interest rate swap agreements relating to interest payments made under our credit facility, which increased the effective interest rate to 7.79%. The resulting increased availability under our credit agreement will provide us with funds to pursue strategic acquisitions, joint ventures or other investments if we are able to identify suitable opportunities.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the New York Stock Exchange under the symbol “PQE.” The following table sets forth, for the fiscal quarters indicated, the high and low last reported sale price per share of our common stock as reported on the New York Stock Exchange.

2000	High	Low
First Quarter	$38.75	$29.63
Second Quarter	32.13	19.88
Third Quarter	26.06	19.69
Fourth Quarter	21.94	15.13

2001
First Quarter	$23.60	$16.44
Second Quarter	31.00	21.70
Third Quarter	36.50	28.20
Fourth Quarter	34.80	29.94

2002
First Quarter	$43.35	$33.78
Second Quarter (through May 31, 2002)	42.90	36.55

As of May 15, 2002, there were approximately 125 shareholders of record of our common stock. The last reported sale price of our common stock on May 31, 2002 was $39.85.

DIVIDEND POLICY

To date, we have not declared or paid cash dividends to our shareholders. We have no plans to declare or pay cash dividends in the near future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial conditions, capital requirements and contractual restrictions. Our credit agreement contains certain restrictions on the payment of dividends on and repurchases of our common stock.

CAPITALIZATION

The following table sets forth our actual capitalization as of March 30, 2002. It also sets forth our capitalization on an as adjusted basis for the sale of 3,000,000 shares of common stock by us at an assumed public offering price of $39.00 per share, after deducting estimated underwriting discounts and commissions and offering expenses and the application of the estimated net proceeds from the offering. See “Use of Proceeds.”

	As of March 30, 2002
	Actual	As Adjusted
	(Dollars in thousands, except share and per share data)

Cash and cash equivalents	$1,644	$1,644

Current maturities of long-term debt	$10,599	$—
Long-term debt, less current maturities	275,000	175,199

Total debt	$285,599	$175,199

Shareholders’ equity:
Common stock, par value $0.001 per share (50,000,000 shares authorized; 24,669,428 shares issued and 24,219,428 shares outstanding; and 27,669,428 shares issued and 27,219,428 shares outstanding as adjusted)	$24	$27
Capital surplus	171,473	281,870
Treasury stock	(11,529)	(11,529)
Retained earnings (accumulated deficit)	(192,506)	(193,150)
Notes receivable for stock purchases	(683)	(683)
Accumulated other comprehensive gain (loss)	(4,655)	(4,011)

Total shareholders’ equity (deficit)	(37,876)	72,524

Total capitalization	$247,723	$247,723

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated financial and operating data have been derived from our audited consolidated financial statements as of the end of and for each of the fiscal years in the five-year period ended December 29, 2001 and from our unaudited financial statements as of the end of and for the quarters ended March 30, 2002 and March 31, 2001. You should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included or incorporated by reference in this prospectus. The historical financial data may not be indicative of our future performance.

	First Quarter		Fiscal
	2002	2001	2001	2000	1999	1998	1997
	(unaudited)		(Dollars in thousands, except per share data)
Continuing Operations Data (1) (2):
Net sales	$102,752	$95,853	$401,628	$374,301	$359,460	$321,047	$307,050
Cost of sales	(47,750)	(47,140)	(186,963)	(189,196)	(182,300)	(159,335)	(152,520)

Gross profit	55,002	48,713	214,665	185,105	177,160	161,712	154,530

Research and development expense	(4,956)	(5,082)	(21,381)	(19,034)	(19,259)	(19,974)	(18,894)
Selling and administrative expense	(29,528)	(29,390)	(124,546)	(123,642)	(115,732)	(102,302)	(97,220)
Restructuring charge	—	—	—	(5,196)	(10,505)	—	—
Gain/(loss) on sales of assets	—	—	(2,312)	2,726	5,152	—	—

Earnings from continuing operations before interest, income taxes, equity in loss of affiliate and cumulative effect of a change in accounting principle	20,518	14,241	66,426	39,959	36,816	39,436	38,416
Net interest expense	(7,166)	(6,078)	(25,039)	(28,361)	(10,132)	(14,165)	(22,389)
Income tax expense	(5,074)	(3,265)	(15,727)	(4,639)	(10,674)	(10,108)	(6,411)
Equity in loss of affiliate	—	(5,471)	(13,374)	(20,848)	(950)	—	—

Earnings (loss) from continuing operations before cumulative effect of a change in accounting principle	$8,278	$(573)	$12,286	$(13,889)	$15,060	$15,163	$9,616

Diluted earnings (loss) from continuing operations before cumulative effect of a change in accounting principle, per common share	$0.34	$(0.02)	$0.51	$(0.59)	$0.64	$0.64	$0.48

Other Continuing Operations Data:
Gross profit as a percent of net sales	53.5%	50.8%	53.4%	49.5%	49.3%	50.4%	50.3%
EBITDA (3)	32,635	27,956	121,650	93,797	86,407	79,357	75,847
EBITDA as a percent of net sales	31.8%	29.2%	30.3%	25.1%	24.0%	24.7%	24.7%
Capital expenditures	15,588	12,503	52,924	42,623	35,055	29,874	28,181

Cash flow provided by (used in):
Operating activities	(14,993)	472	25,641	42,056	29,023	92,011	20,947
Investing activities	(18,205)	112,497	206,301	(49,717)	(124,254)	(29,874)	(55,018)
Financing activities	34,450	(104,592)	(252,388)	(14,236)	90,527	(53,559)	32,702

	At the End of First Quarter	At the End of Fiscal
	2002	2001	2000	1999	1998	1997
		(Dollars in thousands)
Balance Sheet Data (2):
Cash and cash equivalents	$1,644	$2,659	$10,610	$4,773	$18,074	$13,339
Total assets	626,921	628,097	806,586	783,812	657,598	633,495
Long-term debt, less current maturities	275,000	252,782	501,821	506,783	445,240	497,252
Total shareholders’ equity (deficit)	(37,876)	(45,072)	(69,659)	(1,965)	(29,222)	(64,548)

(1)
In December 1999, we adopted a plan to divest our Imaging, Mail and Messaging Technologies and finance-related businesses. Accordingly, the operating results of these businesses have been segregated from our continuing operations, and are separately reported as discontinued operations in our consolidated financial statements.

(2)
Excludes extraordinary losses of $28.9 million in fiscal 1997 related to a debt refinancing, and cumulative effect of a change in accounting principle of $65.3 million in fiscal 2000 related to a change in the method of revenue recognition pursuant to SAB 101. The fiscal 1997 to 1999 results have not been retroactively restated to reflect the impact of this change. During fiscal 2000, we changed our method of accounting for certain inventory costs from LIFO to FIFO. See Note 1 to our consolidated financial statements included elsewhere in this prospectus. The fiscal 1997 to 1999 operating and balance sheet data have been retroactively restated to reflect this change in accounting.

(3)
EBITDA is defined as earnings from continuing operations before interest and income taxes, net of equity in loss of affiliate and cumulative effect of a change in accounting principle, and excluding restructuring charges and gain/loss on sales of assets, plus depreciation and amortization of other long-term assets, but excluding the amortization/write-off of deferred financing costs. EBITDA is generally regarded as providing useful information regarding a company’s financial performance, but it is not a measure of financial performance under generally accepted accounting principles. EBITDA should not be considered in isolation from or as a substitute for net earnings (loss) as a measure of our profitability, or as an alternative to our cash flow from operating activities determined under generally accepted accounting principles as a measure of liquidity. Additionally, our calculation of EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA has been included as a supplemental disclosure because it provides useful information about how management assesses our ability to service debt and to fund capital expenditures. Our ability to service debt and fund capital expenditures in the future, however, may be affected by other operating or legal requirements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This section should be read in conjunction with our consolidated financial statements and the notes thereto included or incorporated by reference in this prospectus.

Overview

We are a leading provider of value-added information and content to the library and education, and automotive and powersports industries. Formerly known as Bell & Howell, we have a 97-year history with more than 50 years in information and content aggregation. We provide products and services to our customers through two business groups: Information & Learning and Business Solutions. Through our Information & Learning group, which primarily serves the library and education markets, we aggregate and publish value-added content from a wide range of sources, including newspapers, periodicals and books. Our Business Solutions group, formerly known as Bell & Howell Publishing Services, is primarily engaged in the delivery of comprehensive parts information to the automotive market. It also provides dealers in the powersports (motorcycle, marine and RV) markets with management systems that enable them to better manage inventory, customer service and other aspects of their businesses. We have demonstrated strong, stable growth in both revenue and earnings in the last few years with 2001 revenue increasing to $401.6 million from $359.5 million in 1999, and 2001 earnings from continuing operations, before interest, income taxes, equity in loss of affiliate and cumulative effect of a change in accounting principle, increasing to $66.4 million from $36.8 million in 1999.

Our predecessor company, Bell & Howell, has been synonymous with creative and technology-based solutions since 1904. In 2001, we sold our legacy Imaging, Mail and Messaging Technologies and finance-related businesses and changed our name to ProQuest Company. We used the proceeds from the divestitures to significantly reduce our debt.

Discontinued Operations

In the first quarter of 2000, we began plans to divest our Imaging, Mail and Messaging Technologies and finance-related businesses. Accordingly, the operating results of these businesses have been segregated from our continuing operations and are separately reported as discontinued operations in the consolidated financial statements. We completed our divestiture plan in fiscal 2001.

Financial information for each of our business segments and operations by geographic area is contained in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Revenue

We derive revenues from licenses of database content (electronic products), sales of microform (microfilm and microfiche) subscriptions, service, software and equipment.

Our Information & Learning group provides its customers with access to periodicals, newspapers, dissertations, out-of-print books and other scholarly material in exchange for a fee that normally covers a period of twelve months. Revenues from these subscription agreements are recognized ratably over the term of the agreements using the straight-line method. Information & Learning also sells products where revenue is recognized when product is shipped. These products include microform newspaper and periodical backfiles, research collections, out-of-print books, dissertation copies and dissertation publishing.

Our Business Solutions group provides electronic parts catalogs (“EPCs”) and dealer performance applications to automotive dealerships and also provides dealer management systems to powersports dealerships. Parts catalog products are generally sold under multiple-element arrangements that include an EPC database and retrieval system, an agreement to provide periodic updates to the EPC database over the term of the  arrangement, specified services, and hardware and related operating systems software. We allocate the total revenue to be received under these arrangements between two elements—the hardware and related operating system software element and the remaining deliverables considered together as a group—based on relative fair value.

We account for the hardware and related operating systems software element as a sales-type lease, and recognize sales revenue equal to the normal selling price for such systems upon shipment, when all significant contractual obligations are satisfied and collection of the resulting receivable is reasonably assured. The remainder of the fee due under these arrangements is recognized as revenue on a straight-line basis over the term of the agreement.

Revenue from powersports dealer management systems software is recognized when evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is probable. Multiple element software license fees are allocated based on the relative fair values of the elements and recognized when accepted by the customer.

Cost of Sales

Cost of sales consists of product and service costs. Product costs include production costs, depreciation of electronic and microfilm product masters, amortization of capitalized software costs, royalties for the use of content, Internet hosting costs and technical support costs. Service costs consist primarily of installation and training costs, including personnel, materials, facilities and travel costs. Except for costs associated with capitalized product development and software, the costs of sales are generally recognized as incurred.

Research and Development Expense

We expense all software development costs associated with products until technological feasibility is established. In general, we have not historically capitalized significant amounts of these costs. Our research and development expenditures include expenses primarily for database development and information delivery systems.

Selling and Administrative Expense

Our sales and marketing expenses primarily consist of salaries and compensation paid to employees engaged in sales and marketing activities, advertising and promotional materials, public relations costs and travel. Selling and administrative expenses principally consist of salaries and compensation paid to our executives and other employees, as well as incidental costs incurred in managing our business.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates which could have a material impact on our financial statements. Our significant accounting policies are described in Note 1 to our consolidated financial statements. We believe that our most critical accounting policies include accounting for income taxes and risk of impairment of goodwill and product masters.

Income Taxes

Significant judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and valuation allowance recorded against the net deferred tax assets. In determining the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As of December 29, 2001, management believed it more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowances. However, the amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

Risk of Impairment on Goodwill and Product Masters

We review the carrying value of goodwill and other intangible assets and product masters for impairment whenever events or changes in circumstances indicate that the net book value of an asset may not be recoverable from the estimated undiscounted future cash flows expected to result from its use and eventual disposition. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the assets exceeds the fair value as estimated by discounted cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost of disposal.

Results of Operations

The following table sets forth in dollars and as a percentage of net sales continuing operations financial data, excluding the cumulative effect of a change in accounting principle and the related tax impact:

	First Quarter				Fiscal
	2002		2001		2001		2000		1999
	(Dollars in millions)
	Amount	% of Net Sales	Amount	% of Net Sales	Amount	% of Net Sales	Amount	% of Net Sales	Amount	% of Net Sales
Net sales	$102.8	100.0%	$95.9	100.0%	$401.6	100.0%	$374.3	100.0%	$359.5	100.0%
Cost of sales	(47.8)	46.5%	(47.1)	49.1%	(187.0)	46.6%	(189.2)	50.5%	(182.3)	50.7%

Gross profit	55.0	53.5%	48.8	50.9%	214.6	53.4%	185.1	49.5%	177.2	49.3%
Research and development expense	(5.0)	4.9%	(5.1)	5.3%	(21.4)	5.3%	(19.0)	5.1%	(19.3)	5.4%
Selling and administrative expense	(29.5)	28.7%	(29.5)	30.8%	(124.5)	31.0%	(123.7)	33.0%	(115.7)	32.2%
Restructuring charge	—		—		—		(5.2)	1.4%	(10.5)	2.9%
Gain/(loss) on sales of assets	—		—		(2.3)	0.6%	2.7	0.7%	5.2	1.4%

Earnings from continuing operations before interest, income taxes, equity in loss of affiliate and cumulative effect of a change in accounting principle	20.5	19.9%	14.2	14.8%	66.4	16.5%	39.9	10.7%	36.9	10.2%
Net interest expense	(7.2)	7.0%	(6.1)	6.3%	(25.0)	6.2%	(28.4)	7.6%	(10.1)	2.8%
Income tax expense	(5.0)	4.9%	(3.2)	3.3%	(15.7)	3.9%	(4.6)	1.3%	(10.7)	3.0%
Equity in loss of affiliate	—	—	(5.5)	5.7%	(13.4)	3.3%	(20.8)	5.6%	(1.0)	0.3%

Earnings from continuing operations, before cumulative effect of a change in accounting principle	$8.3	8.1%	$(0.6)	0.6%	$12.3	3.1%	$(13.9)	3.7%	$15.1	4.2%

First Quarter of Fiscal 2002 Compared to First Quarter of Fiscal 2001

Net Sales

	First Quarter
	2002	2001
Information & Learning	$60.3	$55.9
Business Solutions	42.5	40.0

Total	$102.8	$95.9

Our net sales from continuing operations increased $6.9 million, or 7.2%, to $102.8 million in the first quarter of fiscal 2002.
Information & Learning’s revenue increased $4.4 million, or 7.9%, to $60.3 million primarily as a result of a 15.4% increase in sales of electronic products. The growth in electronic products is demonstrated by the growth of the “annualized online subscription contract value.” Annualized online subscription contract value is the projected 12-month revenue from all outstanding online subscription contracts. The total annualized online subscription value was $90.4 million and $79.4 million in the first quarter of fiscal 2002 and 2001, respectively, an increase of 13.9%.

Business Solutions’ revenue increased $2.5 million, or 6.3%, to $42.5 million in the first quarter of fiscal 2002. This increase is primarily due to continued strong sales of automotive electronic parts catalogs, which grew 8.1%.

Cost of Sales

	First Quarter
	2002	2001
Information & Learning	$32.1	$31.3
Business Solutions	15.7	15.8

Total	$47.8	$47.1

Our cost of sales increased $0.7 million to $47.8 million in the first quarter of fiscal 2002, with the gross profit (net sales less cost of sales) percentage increasing by 2.7 percentage points to 53.5%. The higher gross profit percentage in 2002 primarily resulted from a more favorable product mix.

Research and Development

	First Quarter
	2002	2001
Information & Learning	$2.2	$2.4
Business Solutions	2.8	2.7

Total	$5.0	$5.1

Research and development expense for the first quarter of fiscal 2002 essentially remained flat compared to 2001 levels. Our research and development expenditures include investments for database and software development, information delivery systems and other electronic products.

Selling and Administrative

	First Quarter
	2002	2001
Information & Learning	$13.2	$13.2
Business Solutions	13.2	13.0
Corporate	3.1	3.3

Total	$29.5	$29.5

Selling and administrative expense of $29.5 million in the first quarter of fiscal 2002 was flat compared to the same period of last year. However, as a percent of sales, selling and administrative expenses declined from 31% in the first quarter of fiscal 2001 to 29% in the first quarter of fiscal 2002. This improvement in cost efficiency is the result of our continued focus on leveraging our current selling and marketing infrastructure.

Earnings from Continuing Operations before interest, income taxes, equity in loss of affiliate and cumulative effect of a change in accounting principle

	First Quarter
	2002	2001
Information & Learning	$12.8	$9.0
Business Solutions	10.8	8.5
Corporate	(3.1)	(3.3)

Total	$20.5	$14.2

Earnings from continuing operations before interest, income taxes, equity in loss of affiliate and cumulative effect of a change in accounting principle increased $6.3 million, or 44.4%, to $20.5 million in the first quarter of fiscal 2002 primarily resulting from increased electronic product sales as discussed above in “–Net Sales.”

Net Interest Expense

Net interest expense increased $1.1 million, or 18.0%, to $7.2 million in the first quarter of fiscal 2002, primarily reflecting a higher debt level for 2002 versus the debt allocated to continuing operations in 2001.

Income Tax Expense

Income tax expense increased in the first quarter of fiscal 2002 as a result of the higher level of pretax profit. Partially offsetting this increase was the change in the effective tax rate from 40% in 2001 to 38% in 2002.

Accounts Receivable

	As of
	March 30, 2002	December 29, 2001
Information & Learning	$40.8	$47.0
Business Solutions	27.8	28.4
Corporate	9.4	14.3

Total	$78.0	$89.7

Accounts receivable decreased by $11.7 million during the first quarter of fiscal 2002. This decrease is principally the result of a business-cycle related increase in year-end receivables due to the timing of annual subscription invoicing. See “–Seasonality.”

Deferred Income

	As of
	March 30, 2002	December 29, 2001
Information & Learning	$96.1	$109.4
Business Solutions	5.4	5.3

Total	$101.5	$114.7

Deferred income decreased by $13.2 million during the first quarter of fiscal 2002. This change relates to the reduction in deferred revenue resulting from the recognition of income over the subscription term.

Fiscal Year 2001 Compared to Fiscal Year 2000

Net Sales

	2001	2000
Information & Learning	$236.0	$220.0
Business Solutions	165.6	154.3

Total	$401.6	$374.3

Our net sales from continuing operations increased $27.3 million, or 7.3%, to $401.6 million in 2001. Revenue growth was adversely impacted by lower than expected international sales, a temporary halt in one-time, non-subscription sales of digital vault content and microfilm after the September 11th tragedy and a decline in revenue from our content wholesale channel due to the overall soft economy in 2001.

Information & Learning’s revenue increased $16.0 million, or 7.3%, to $236.0 million. Growth in revenue is primarily due to an 11.8% increase in sales of electronic products. This growth was driven by a price increase of 3.0% and new product sales, which increased 9.0%. The growth in electronic products revenue is supported by the growth of the annualized online subscription contract value. The total annualized online subscription contract value was $91.1 million and $79.0 million at year end 2001 and 2000, respectively. This represents a 15.3% increase which we believe is a good indicator of electronic subscription revenue growth in the near future, however, actual online subscription revenue may be impacted by other factors such as subscription renewal rates. Microfilm sales increased 7.0% as a result of price increases, which more than offset declining unit sales.

Business Solutions’ revenue increased $11.3 million, or 7.3%, to $165.6 million. Growth in revenue was primarily due to a 34.8% increase in EPC renewals in combination with higher contract renewal pricing. Additionally, revenue from Business Solutions’ performance management services grew 11.1% from $25.2 million in 2000 to $28.0 million in 2001 mainly due to the release of the electronic version of its product, TrackerPac, in 2001.

Cost of Sales

	2001	2000
Information & Learning	$125.5	$125.8
Business Solutions	61.5	63.4

Total	$187.0	$189.2

Our cost of sales decreased $2.2 million, or 1.2%, to $187.0 million in 2001 as a result of reduced sales of low margin hardware at Business Solutions.

Our overall gross profit as a percentage of sales increased by 3.9% to 53.4% due to leveraging of our fixed cost infrastructure over increased revenues.

Research and Development Expense

	2001	2000
Information & Learning	$10.0	$6.1
Business Solutions	11.4	12.9

Total	$21.4	$19.0

Research and development expense increased $2.4 million, or 12.6%, to $21.4 million in 2001 as we continued to invest in creating new products and integrating technology that streamlines the delivery of this content to our customers. Information & Learning’s research and development expense increased 63.9% from increased expenditures for database and information delivery systems, while Business Solutions’ research and development expense decreased 11.6% from focused expense management.

Selling and Administrative Expense

	2001	2000
Information & Learning	$60.2	$58.0
Business Solutions	52.7	52.2
Corporate	11.6	13.5

Total	$124.5	$123.7

Selling and administrative expense increased $0.8 million, or 0.6%, to $124.5 million in 2001. This reflects additional sales and marketing resources at Information & Learning and Business Solutions and corporate expenses of $4.3 million from staff reductions due to the sale of discontinued operations.

Earnings from Continuing Operations before interest, income taxes, equity in loss of affiliate and cumulative effect of a change in accounting principle

	2001	2000
Information & Learning	$40.3	$30.3
Business Solutions	40.0	28.0
Corporate	(11.6)	(15.9)
Restructuring charge	—	(5.2)
Gain/(loss) on sales of assets	$(2.3)	2.7

Total	$66.4	$40.0

Earnings from continuing operations before interest, income taxes, equity in loss of affiliate and cumulative effect of a change in accounting principle increased $26.4 million, or 66.0%, to $66.4 million in 2001. The increase in earnings from continuing operations was due to a 7.3% increase in sales, an increased profit margin and a reduction in corporate expenses of 27%.

Earnings from continuing operations in 2000 were adversely impacted by restructuring charges of $5.2 million relating to severance costs, lease obligations for which no economic benefit will be subsequently realized and business separation costs. Earnings from continuing operations in 2001 were adversely impacted by a loss of $2.3 million from our sale of substantially all of the assets of MotorcycleWorld.com, Inc. Earnings from continuing operations in 2000 were positively impacted by $2.7 million from the gain on the sale of a portion of our investments in bigchalk.com ($0.9 million), the sale of an investment in an entity acquired by bigchalk.com ($0.5 million) and the sale of vacant land ($1.3 million).

Net Interest Expense

Net interest expense decreased $3.4 million, or 12.0%, to $25.0 million in 2001, primarily reflecting lower debt levels due to our utilizing the proceeds from the sales of discontinued operations to reduce outstanding debt levels.

Income Tax Expense

Income tax expense increased in 2001 as a result of higher operating earnings, partially offset by a lower effective tax rate for fiscal 2001 from 40% to 38%.

Equity Loss

Our equity in bigchalk.com, inc.’s loss equaled $13.4 million in 2001. As a result of both venture capital financing and the exchange of our investment in an entity acquired by bigchalk.com, inc. (“bigchalk”) for additional shares in bigchalk, we own approximately 38.0% of bigchalk on a fully diluted basis as of December 29, 2001.

Acquisitions

In 2001, we purchased Softline Information, Campus Custom Publishing and Heritage Quest for a total of $17.8 million. We also made an additional $10.0 million investment in bigchalk.

The acquisition of Campus Custom Publishing strengthens XanEdu’s current business. Campus Custom Publishing provides electronic and paper supplements to more than 1,000 colleges and universities nationwide. In addition, Campus Custom Publishing facilitates the copyright clearance process, thereby accelerating the time frame in which copyrighted materials can be incorporated into XanEdu products. Finally, we acquired Campus Custom Publishing’s archive of copyrighted content.

The Heritage Quest product line—which includes microfilm, CD-ROMs and print products (Heritage Quest magazine, Genealogy Bulletin, more than 400 books and more than 100 indices)—is a valuable addition to ProQuest’s genealogical resources, including the Genealogy and Local History Online database and Sanborn Maps Online.

Softline Information offers more than 500 newspapers and magazines from ethnic, minority, native, gender alternative and independent press. The titles are organized into five specialized databases covering ethnic, cultural, and demographic diversity, including: Ethnic NewsWatch, Ethnic NewsWatch History, Alt-Press Watch, Gender Watch and Diversity Your World.

These acquisitions did not have a material effect on our 2001 consolidated financial statements compared to our 2000 consolidated financial statements.

Fiscal Year 2000 Compared to Fiscal Year 1999

Net Sales

	2000	1999
Information & Learning	$220.0	$198.2
Business Solutions	154.3	161.3

Total	$374.3	$359.5

Our net sales from continuing operations increased $14.8 million, or 4.1%, to $374.3 million in 2000, primarily resulting from strong sales growth of the Information & Learning business, partially offset by a decline in sales in our Business Solutions group.

Net sales at Information & Learning increased $21.8 million, or 11.0%, to $220.0 million due to a growing electronic subscription base. Sales growth would have been 18.0% if 1999 sales were adjusted to reflect treatment consistent with 2000 accounting for both revenue recognition for new online subscriptions and for the results of our kindergarten through twelfth grade (“K-12”) Internet business (which was combined with the K-12 Internet business of Infonautics, Inc. in December 1999 to form bigchalk). Sales of electronic content (on a comparable basis) increased 33.0%, from fiscal 1999 to fiscal 2000 due to a 42% increase in sales of our online subscription services, which was partially offset by a 51% reduction in CD-ROM/tape subscriptions as customers continued to migrate to online delivery of information. Net sales of the more traditional microfilm and paper products (which represent 46.0% of Information & Learning’s 2000 sales) increased 3.6% compared to the prior year as increased pricing offset the lower unit volumes in subscription products.

Net sales at Business Solutions decreased $7.0 million, or 4.3%, to $154.3 million in 2000 as a result of a 51% decrease in sales of hardware related to electronic parts catalogs. Sales of electronic parts catalogs and dealer management systems and related service increased slightly and accounted for 68.0% of Business Solutions’ 2000 sales. Sales of non-electronic products including hardware decreased 31.0% from the prior year. Fiscal 2000 hardware sales were impacted as our former proprietary hardware systems, which were non-Y2K compliant, were previously replaced in 1999. Despite the modest overall sales decline in fiscal 2000, the installed base of systems in U.S. dealers subscribing to Business Solutions’ electronic parts catalog increased 7.0%. The sales decline would have been 3.0% if the prior year sales were adjusted to reflect consistent revenue recognition.

Cost of Sales

	2000	1999
Information & Learning	$125.8	$113.2
Business Solutions	63.4	69.1

Total	$189.2	$182.3

Our cost of sales increased $6.9 million, or 3.8%, to $189.2 million in 2000, with the gross profit as a percentage of sales increasing by 0.2 percentage points to 49.5% reflecting a slightly more profitable product mix due to increased electronic product sales and lower hardware sales as discussed above and improved leveraging of the ProQuest data center cost infrastructure.

Research and Development Expense

	2000	1999
Information & Learning	$6.1	$7.0
Business Solutions	12.9	12.3

Total	$19.0	$19.3

Research and development expense decreased $0.3 million, or 1.6%, to $19.0 million in 2000 as the prior year reflected increased spending associated with Y2K initiatives.

Selling and Administrative Expense

	2000	1999
Information & Learning	$58.0	$54.4
Business Solutions	52.2	46.3
Corporate	13.5	15.0

Total	$123.7	$115.7

Selling and administrative expense increased $8.0 million, or 6.9%, to $123.7 million in 2000 as a result of the addition of sales/marketing resources at Information & Learning to capitalize on the sales growth opportunities from Internet-based products and costs associated with Business Solutions’ Internet initiative MotorcycleWorld.com. Corporate expense decreased in 2000 due to the consolidation of our operations in 1999.

Earnings from Continuing Operations before interest, income taxes, equity in loss of affiliate and cumulative effect of a change in accounting principle

	2000	1999
Information & Learning	$30.3	$23.7
Business Solutions	28.0	33.3
Corporate	(15.9)	(14.8)
Restructuring charge	(5.2)	(10.5)
Gain on sales of assets	2.7	5.2

Total	$39.9	$36.9

Earnings from continuing operations before interest, income taxes, equity in loss of affiliate and cumulative effect of a change in accounting principle increased $3.0 million, or 8.1%, to $39.9 million in 2000 as a result of the factors discussed above.

Earnings from continuing operations in 2000 and 1999 were adversely impacted by restructuring charges of $5.2 million and $10.5 million, respectively. The 2000 restructuring charges related to severance costs, lease obligations for which no economic benefit will be subsequently realized and business separations costs. The 1999 restructuring charges related to the consolidation of our operations, which included the early termination of leases and severance costs due to the reduction in personnel.

Earnings from continuing operations in 2000 and 1999 were positively impacted by gains on sales of assets of $2.7 million and $5.2 million, respectively. Gains on sales of assets during 2000 related to:

•	the sale of a portion of our investment in our affiliate bigchalk resulting from the exercise of stock options granted to employees ($0.9 million):

•	the sale of our investment in an entity acquired by bigchalk in exchange for additional common stock of bigchalk ($0.5 million); and

•	additional proceeds related to the sale in 1999 of vacant land adjacent to one of our manufacturing operations ($1.3 million).

Gain on sales of assets during 1999 related to:

•	the sale of a portion of our investment in bigchalk (which facilitated the ability to raise further venture capital financing); and

•	sale of vacant land adjacent to one of our facilities ($2.6 million).

Net Interest Expense

Net interest expense increased $18.3 million to $28.4 million in 2000, primarily reflecting increased debt levels associated with funding acquisitions in the prior year, the imputed interest expense related to the reversal of long term deferred revenue, as described in Note 1 to our consolidated financial statements, and the impact of $4.2 million of interest income accrued in the prior year related to a favorable settlement with the Internal Revenue Service which resulted in an income tax refund with interest.

Income Tax Expense

Income tax expense decreased in 2000 as a result of the lower level of pretax profit, with the effective income tax rate remaining constant with the prior year.

Staff Accounting Bulletin No. 101 Implementation

In December 1999, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”). As a result of this pronouncement, we have modified as of the beginning of 2001 our accounting for revenue and related selling costs, primarily commissions, from new online subscriptions at Information & Learning and from electronic parts catalog agreements at Business Solutions. See the footnotes to our consolidated financial statements for a more complete discussion of the impact of the implementation of SAB 101.

As a result of the changes in the methods of accounting for revenue, approximately $114.8 million in revenue recognized in fiscal 1999 and prior years was reversed and included in the cumulative effect adjustment determined as of the beginning of fiscal 2000. Of this amount, $31.7 million and $44.3 million were recognized in 2001 and 2000, respectively. Furthermore, $38.8 million will be recognized in 2002 and future years. This change in method of accounting for revenue also has the effect of extending the period over which revenue is recognized.

International Operations

	2001	2000	1999
Domestic sales	$310.4	$293.7	$290.0
Foreign sales	91.2	80.6	69.5

Total sales	$401.6	$374.3	$359.5

Foreign sales increased $10.6 million, or 13.1%, to $91.2 million in 2001 as a result of increased sales at Business Solutions of electronic products. New product sales at Information & Learning were adversely impacted by a very strong U.S. dollar relative to foreign currency in 2001.

For Information & Learning, we generally invoice international customers in U.S. dollars. As a result of the U.S. dollar’s relative strength, we reevaluated our policy of invoicing in U.S. dollars, and for certain customers in certain foreign countries, we began invoicing in local currencies.

Liquidity and Capital Resources

We generated cash from operations of $25.6 million during 2001, compared to cash generated of $42.1 million in 2000 and used cash of $15.0 million during the first quarter of fiscal 2002 compared to cash generation of $0.5 million during the first quarter of fiscal 2001. The decrease in cash generated from continuing operations was primarily related to the licensing of content and changes in working capital.

Cash utilized in funding acquisitions in 2001 was $27.8 million compared to $9.7 million for 2000 and $2.6 million in the first quarter of fiscal 2002 compared to $10.0 million for the first quarter of fiscal 2001. In 2001, we purchased Softline Information, Campus Custom Publishing and Heritage Quest and made an additional investment in bigchalk. In 2000, we purchased Media Solutions, Inc. and made an additional investment in bigchalk. Acquisitions and investments are funded from cash generated from operations or from borrowings under our credit facility. During the first quarter of fiscal 2002, we acquired Micromedia Ltd.

Cash received from the sale of discontinued operations was $286.9 million for 2001 (net of expenses) of which $135.0 million was received in the first quarter of fiscal 2001. No cash was received from the sale of discontinued operations in 2000 or the first quarter of fiscal 2002. The cash received from the sale of discontinued operations was a result of the sales of the Imaging, Mail and Messaging Technologies and finance-related businesses.

Cash used by financing activities was $252.4 million for 2001, compared to $14.2 million in 2000 and cash provided of $34.4 million in the first quarter of fiscal 2002 compared to cash used of $104.6 million in the first quarter of fiscal 2001. The change in cash from financing activities from 2000 to 2001 was primarily due to the payment of debt with cash received from the sale of discontinued operations. In the first quarter of fiscal 2002, the cash was provided from our credit facility.

As part of the sale of our Mail and Messaging Technologies and finance-related businesses, we entered into certain contractual obligations and will continue to monetize limited amounts due from customers through our former financing subsidiary for the next three years. Our obligation related to certain portions of these monetized amounts have been classified as long-term deferred income on the Consolidated Balance Sheets. In connection with these transactions, we retain maximum credit risk of approximately $0.3 million per year.

We primarily finance our operations via a revolving credit agreement, which matures in December 2003. The financial covenants of the credit facility require us to maintain a minimum net worth level, a maximum leverage ratio and a minimum fixed charge coverage ratio. Although there are no principal payments due until December 2002 (at which time the maximum amount of the credit facility is reduced by $50.0 million), there are limitations on our ability to pay dividends, repurchase common stock, incur additional indebtedness and make certain investments, acquisitions or divestitures.

When we sold our discontinued operations, the maximum amount of the credit facility was reduced from $600.0 million to $375.0 million. In February 2002, the credit facility was amended, decreasing the maximum amount of the credit facility to $325.0 million to reflect our decreased borrowing needs after the sale of discontinued operations. Our credit facility requires a $50 million reduction in the maximum amount available under the credit facility at December 31, 2002. Accordingly, $10.6 million of our borrowings under our credit facility has been reclassified from long-term debt to current maturities as of March 30, 2002.

For the remaining two years on the term of the existing credit facility, annual maturities of long-term debt are:

2002	0.3 million
2003	$252.8 million

We are in compliance with all debt covenants.

Capital Expenditures and Outlook

	First Quarter 2002	2001	2000	1999
Product masters
Information & Learning	$11.4	$43.7	$30.2	$22.8
Other capital expenditures
Information & Learning	3.4	5.3	9.1	9.6
Business Solutions	0.6	3.7	3.2	2.3
Corporate	0.2	0.2	0.1	0.4

Total capital expenditures	$15.6	$52.9	$42.6	$35.1

In the first quarter of fiscal 2002 and in fiscal 2001, 2000 and 1999, capital expenditures for our continuing operations were $15.6 million, $52.9 million, $42.6 million and $35.1 million, respectively, a significant portion of which consisted of expenditures for product masters and creation of databases for Information & Learning.

We expect to meet our needs for working capital for operations, to fund capital expenditures and potential acquisitions and to meet our debt service requirements through cash generated from operations and the credit facilities discussed above. Although there are no material commitments, we expect capital spending in 2002 to increase to approximately $54.0 million. These expenditures will be concentrated primarily on ongoing and new product master prepublication costs that management believes will generate future revenue growth. Our plans are dependent on the availability of funds as well as the identification of projects showing sufficient returns. As a result, there is no assurance that our planned level or type of capital spending will actually occur in the future.

Seasonality

Our quarterly operating results fluctuate as a result of a number of factors including the sales cycle, the amount and timing of new products and our spending patterns. In addition, many of our customers experience cyclical funding issues that can impact our revenue patterns. Historically, we have experienced our lowest net sales, earnings and cash flow in the first fiscal quarter with our highest net sales and earnings in the fourth fiscal quarter.

The historical fluctuation of our operating results are described in Note 20 to our consolidated financial statements included elsewhere in this prospectus.

Recently Issued Financial Accounting Standards

In July 2001, the Financial Accounting Standards Boards (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” and No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 addresses financial accounting and reporting for business combinations, and eliminates the pooling of interest method as a valid method to account for a business combination for all business combinations initiated after June 30, 2001. We identified certain intangible assets that were classified under the rules of SFAS No. 141 as identified intangibles. Under the transitional provisions of SFAS No. 142, we recorded a loss on identifiable intangible assets associated with our Business Solutions reporting unit of $4.9 million, net of tax benefit of $3.0 million, in the first quarter of fiscal 2002. The impairment loss has been recorded as a cumulative effect of a change in accounting principle in our consolidated financial statements for the first quarter of fiscal 2002.

SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment on an annual basis. The amortization of goodwill ceases upon adoption of the Statement, which for us was December 30, 2001, the first day of our 2002 fiscal year. The net book value of our goodwill and other intangible assets was $236.1 million and $240.9 million for 2002 and 2001, respectively. The adoption of these Statements is expected to reduce 2002 annual goodwill amortization expense by approximately $7.7 million. We have completed the first step of the required two-step goodwill impairment test. The first step of the impairment test requires us to compare the fair value of each reporting unit to its carrying value. If the carrying value is higher than the fair value, there is an indication that an impairment may exist; if the carrying value is less than the fair value, no indication of impairment exists and the second step does not need to be completed. If there is an indication of impairment, the second step of the impairment test requires us to allocate the fair value of the reporting unit to its assets and liabilities as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill is measured as the excess of its carrying value over its fair value. During the first step of the impairment test, no indication of impairment was evident, as determined utilizing various valuation techniques including discounted cash flow and the Guideline Company Method. Therefore, we did not need to complete the second step, and no impairment for goodwill was recorded for the initial adoption of SFAS No. 142. The effects of any future impairment, as provided by SFAS No. 142, on our consolidated financial position and results of operations are unknown.

In October 2001, the FASB approved SFAS No. 144, “Accounting for the Impairment of Disposal of Long-Lived Assets.” This Statement addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of and supersedes SFAS No. 121 and APB Opinion No. 30. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The adoption of SFAS No. 144 did not have a material impact on our results of operations and financial position.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

As a result of our global operating and financing activities, we are exposed to changes in foreign currency and interest rates that may adversely affect our results of operations and financial position. In seeking to minimize such risks, we use derivative financial instruments. We periodically utilize interest rate swaps, caps and collars in order to hedge our exposure to interest rate risk on outstanding debt. Specifically, we have entered into interest rate swaps having notional amounts totaling $200 million at March 30, 2002. The potential impact on our earnings from a 50 basis point increase or decrease in quoted interest rates would be approximately a $0.1 million expense or benefit for the first quarter of fiscal 2002 and a $0.2 million expense or benefit for 2001. The interest rate swaps have expiration dates through December 2003. At March 30, 2002, the notional amounts outstanding were $200 million and the approximate weighted-average swap rate versus 3-month LIBOR was 6.16%.

Foreign Currency Risk

Our practice is to hedge our significant operating balance sheet exposures to foreign currency rate fluctuations via use of foreign currency forward or option contracts. We do not utilize financial derivatives for trading or other speculative purposes. We have entered into various contracts to buy or sell foreign currencies. The contracts have maturity dates extending through June 2002, and are for an aggregate amount of $63.5 million at March 30, 2002 (which approximates the fair value based on quoted market prices). We are exposed to market risk in the event of nonperformance by the other parties (major international banks) to these contracts, however, such nonperformance is not anticipated. The potential impact on our earnings from a 10% adverse change in quoted foreign currency rates would be insignificant.

BUSINESS

Company Overview

ProQuest Company is a leading provider of value-added information and content to the library and education, and automotive and powersports industries. Formerly known as Bell & Howell, we have a 97-year history with more than 50 years in information and content aggregation. We provide products and services to our customers through two business groups: Information & Learning and Business Solutions. Through our Information & Learning group, which primarily serves the library and education markets, we aggregate and publish value-added content from a wide range of sources, including newspapers, periodicals and books. Our Business Solutions group, formerly known as Bell & Howell Publishing Services, is primarily engaged in the delivery of comprehensive parts information to the automotive market. It also provides dealers in the powersports (motorcycle, marine and RV) markets with management systems that enable them to better manage their inventory, customer service and other aspects of their businesses. We have demonstrated strong, stable growth in both revenue and earnings in the last few years with 2001 revenue increasing to $401.6 million from $359.5 million in 1999, and 2001 earnings from continuing operations, before interest, income taxes, equity in loss of affiliate and cumulative effect of a change in accounting principle, increasing to $66.4 million from $36.8 million in 1999.

Our predecessor company, Bell & Howell, has been synonymous with creative and technology-based solutions since 1904. In 2001, we sold our legacy Imaging, Mail and Messaging Technologies and finance-related businesses and changed our name to ProQuest Company. We used the proceeds from the divestitures to significantly reduce our debt. An overview of our two business segments follows.

Information & Learning

Our Information & Learning group transforms information contained in periodicals, newspapers, dissertations, out-of-print books and other scholarly material into easily accessible, microfilm, electronic form (including online access and CD-ROM) or print-on-demand. Our ability to provide customers with full image content as it was originally published distinguishes us from many other information providers, which typically store and provide information in a text-only format, omitting essential charts, pictures and other information such as historical context and placement in the original publication. We aggregate information from a broad array of newspapers and periodicals with which we have licensing arrangements, including The New York Times, The Wall Street Journal, The Washington Post and The Christian Science Monitor. Through our own unique methods, we convert this information to microfilm and electronic form and add professionally prepared proprietary abstracts.The result is an expansive information vault that includes content from over 18,000 periodical titles and 7,000 newspaper titles, as well as a unique content collection consisting of approximately 1.0 million dissertations, 144,000 out-of-print books, 550 research collections and approximately 15 million proprietary abstracts. The information vault covers all major areas of study, including business, humanities, social science, math and science, medical/health, ethnic and diversity studies, genealogy, psychology, biology and current events. This content is primarily in English, but also includes content in German, French and Spanish. Most of our content is accessible through microfilm. We are in the process of converting our most frequently demanded microfilm content to electronic form.

Our products are present in most academic libraries in the U.S. Our library customers generally sign one year subscription contracts to access our proprietary database. Over the last three years, we have experienced approximately 90% renewal rates. In 2001, our Information & Learning business generated 40% of its sales from sales of microfilm products, 39% of sales from sales of online products, 8% of sales from sales of paper products and 5% of sales from sales of CD-ROM products. In both 2001 and the first quarter of fiscal 2002, Information & Learning represented approximately 59% of our total sales.

Business Solutions

Our Business Solutions group is the global leader in the development and deployment of parts and service-oriented catalogs and dealer performance applications for the automotive market. Business Solutions pioneered the electronic parts catalog (“EPC”) in 1985 and now offers information on more automobile brands than any other provider of similar products. It also provides dealer management systems to the powersports markets. Our EPC replaced paper and microfiche parts catalogs to provide a powerful and flexible technical reference system using CD-ROM technology. Over 30,000 automobile dealerships now use our EPCs worldwide. We currently publish EPCs for approximately 30 automobile brands manufactured by GM, Ford, DaimlerChrysler, Honda, Toyota, Volvo, Nissan and Saturn, among others. Our customer contracts are usually three to five years in duration, and we have experienced on average 85% renewal rates over the last three years. Through our Alison business unit, we provide automobile OEMs and dealers with management information systems that monitor and evaluate dealer performance in a variety of areas such as product inventory, pricing, territory, margins and OEM support. In both 2001 and the first quarter of fiscal 2002, Business Solutions represented approximately 41% of our total sales.

Industry Overview

The growth in the use of personal computers and the Internet has driven a global demand for increased and reliable access to information and data. End users, both corporate and consumer, are seeking access to greater amounts of information as well as improvements in their ability to efficiently manage and utilize relevant information in the format or media of their choice. These trends have caused strong growth of the data and information access industry.

Library and Education Information Markets

The library and education information markets are large and diverse. There are more than 127,000 public, corporate and academic libraries in the U.S. These institutions are in the business of providing information to their users and generally distinguish themselves from one another by the depth, focus and functionality of their respective information resources. Libraries continually seek out additional resource materials and new methods to access and deliver information to meet their users’ needs. The total market for library resource materials in the U.S. is estimated to have reached $6.17 billion in 2001. Total purchases of resource materials are projected to increase approximately 24% from 2001 to 2004 with periodicals and online resources accounting for a major share of that growth. This growth is primarily a function of population increases as well as increased demand for higher education. Internationally, the growth of libraries’ acquisitions of materials also has been driven by university accreditation standards, which generally require them to maintain certain defined amounts of library resources and content.

Libraries’ resources and capabilities vary significantly based on budgetary constraints, distinct information access objectives and the constituencies they serve (e.g., university, corporate, public municipal, etc.). Most libraries provide users with access to a wide variety of content contained in periodicals, newspapers and special-interest journals. Typically, current issues of these periodicals are available in print form. For back issues, however, libraries are forced to seek alternative delivery formats due to cost constraints and storage space limitations and in order to provide users with efficient means to locate the information. Microform has historically been the most common media format for libraries to store past issues and archives. Despite rapid advances in electronic content capabilities, microform continues to be strategically important to the library industry for storage and archival purposes because most content prior to 1985 is not available in electronic format. In addition, libraries generally consider it a more permanent storage solution for preservation purposes.

Continued rapid technological advancements and the emergence of the Internet as a widely used academic and research tool have led libraries to seek new and more functional means for providing information to users. Libraries are increasingly incorporating online delivery formats into their content offerings. Information delivered electronically to libraries is growing faster than print, with electronic information accounting for 31% of all materials sold to libraries in 2001. Online electronic content delivery possesses significant advantages over print, microform and even CD-ROM formats because the user can access and search large amounts of data and locate relevant material more efficiently. An online search that provides useful results almost immediately might take hours or days using print, microform indices and abstracts. A CD-ROM search is limited in scope to the material available on a specific CD-ROM.

As in the library market, rapid technological advances and the Internet have significantly impacted higher education. Colleges and universities continue to increase the use of technology-based solutions in the classrooms, with over 60% of all U.S. college courses currently having an online component. Approximately $7 billion dollars a year is spent on course materials for higher education in the U.S. Higher education institutions increasingly are focused on achieving greater efficiencies and improved resources for their constituencies through technology-driven education solutions. In addition, traditional textbook publishers are continually seeking alternative and supplementary methods of content delivery and are migrating towards e-publishing.

Automotive and Powersports Markets

The North American automotive and powersports markets are fragmented. There are over 33,000 automotive dealerships and 10,000 powersports dealerships in the United States and Canada that provide service and repair. Some of the dealerships in these markets, known as multi-franchise dealerships, provide service and repair for cars and trucks or powersports vehicles manufactured by different companies. These dealerships require the most current information on parts, schematics and availability to provide quality service and efficiently manage their businesses. Electronic parts catalogs and dealer management systems provide a critical link between OEMs and their dealer networks in both the automotive and powersports markets. The multi-franchise dealerships face added complexities due to their need to have access to information from several different manufacturers.

Although not as large as the automobile service and repair market, the powersports service and repair market is growing and requires the same access to information and efficient delivery solutions. This market is also fragmented and therefore in need of products that provide networking capability between parts catalogs of varying OEMs as a means of increasing efficiency.

Competitive Strengths

We have leveraged our vast information resources used by the library and education information and the automotive and powersports service and repair markets to significantly enhance our market presence in the last five years. Moreover, our subscription-based business model has a proven record of profitability. We believe this success, along with the following competitive strengths, distinguishes us from our competitors and positions us to capitalize on the growing demand for effective and efficient delivery of information.

Leading and Defensible Market Position

We are a leading provider of content to academic institutions and public libraries worldwide. Our microform products are found in over 4,000 university and college libraries worldwide and typically cannot be purchased from any other source besides the original publisher. To expand our market presence, we are aggressively leveraging our strong position in the microform market to develop new products that incorporate innovative technology and media. Our Business Solutions group has a large, established customer base of over 38,000 automotive and powersports dealerships in the United States and Europe, with many relationships dating back decades. Our dealer loyalty is based in part upon our creation of the first multi-franchise dealer electronic parts catalog for the automotive industry. Both of our business groups leverage their strong market positions to expand our sales to customers who seek to purchase content from one source, to expand our information resources and to expand into new markets.

Vast Collection of Information Content

We have one of the world’s largest commercially available information archives used in the library and education markets. Our archives include content from over 18,000 periodicals, 7,000 newspapers, 1.0 million dissertations, 144,000 out-of-print books, 550 research collections and 15 million proprietary abstracts. We are the sole source, other than the original publisher, of these dissertations, research collections and out-of-print books. For many of our holdings, such as The New York Times, The Wall Street Journal and Time Magazine, we have every edition printed. Our ability to provide the full image as originally published for some of our information distinguishes us from many other information providers, which typically store and provide information in a text- only format, omitting essential charts, pictures and other information such as historical context and placement in the original publication. The depth, breadth and diversity of our information collection provides substantial product development opportunities that can be targeted to suit the information needs of specific customers or end-users in general. For example, we recently expanded our presence in the higher education market through our XanEdu product offerings, which utilize our content to create supplementary course materials for the college classroom. We will continue to leverage our unique comprehensive collection of content to develop new products and services to increase our market penetration, as well as to expand into new markets. Most importantly, our ability to leverage our information resources will grow significantly as we increase the amount of our content holdings that can be used over the Internet and that can be searched electronically and displayed in original image.

Key Relationships with Content Suppliers

Our business is based upon long-term relationships with our content suppliers, some of which span 50 years. These relationships have enabled us to develop our unique information capabilities and have resulted in the high market penetration of our products in the markets that we serve. We have relationships with approximately 8,000 publishers, including publishers of The New York Times, The Wall Street Journal, The Christian Science Monitor and The Washington Post. Many of these relationships began prior to the advent of electronic databases. We have written agreements with substantially all of our content suppliers. More recently, we have been able to successfully extend many of our relationships to include various forms of electronic media, despite strong competition from other providers of electronic media. Furthermore, we have leveraged several of these relationships to enter into unique and exclusive content supply arrangements. For example, our agreement with The New York Times Company provides that we are the exclusive distributor in the education market of pre-1980 issues of The New York Times in electronic form. In our Business Solutions group, we publish EPCs for approximately 30 automobile brands, more than any of our competitors. Recently, Business Solutions joined with GM, DaimlerChrysler and Ford to form OEConnection, a collaboration that provides a link between franchise dealers and independent automobile-service businesses for a single source for OEM parts and service information. This venture reinforces our relationships with these automobile manufacturers.

Subscription-Based Model with High Renewal Rates

Both of our business groups generate approximately 78% of their revenues from subscription contracts. In addition, we benefit from approximately 90% renewal rates, which provide us with visibility to both revenues and earnings. These renewal rates support our belief that we enjoy superior loyalty from our customers. This loyalty provides us with significant advantages in marketing our new products, as well as in attracting new customers.

Robust Technology Capabilities

We augment our broad information resources with extensive technical expertise that allows us to identify and develop product offerings. We have over 250 employees performing research and development and software engineering functions whose objective is to use the most current technology in digitization, database development and electronic storage to create, maintain and enhance products, search features and functionality in information access. We have developed capabilities that allow us to combine the microfilm production and digitization processes of a publisher’s content. Through our Digital Vault Initiative, we have developed a process to convert microform-based content to electronic content that links both ASCII and PDF formats, providing the reader with the search capabilities of ASCII and the visual benefits of PDF. Our recently launched XanEdu products allow professors to easily search and manipulate our content database to produce custom supplemental course materials for the college classroom. In Business Solutions, we developed the first electronic parts catalog in 1985. We have continued to be a technological leader in this market creating the multi-franchise dealer electronic parts catalog system, creating one of the first Internet-based electronic automotive parts catalogs and being the first parts catalog provider to adapt to GM’s recent decision to provide change-only information to electronics parts catalogs instead of its entire parts catalogs on a monthly basis.

Experienced Management Team

Our management team has significant experience in developing and marketing information products to the library and education, and automotive and powersports markets. James Roemer, our Chairman and Chief Executive Officer, has been instrumental in the growth of both of our businesses. As president of Business Solutions (1992–1995), he oversaw the expansion of our EPC product offerings. After transitioning to president of Information & Learning (1995–1999), he oversaw the development of our first electronic products, first delivered on CD-ROM and later via the Internet. Prior to joining us ten years ago, James Roemer was instrumental to the growth of Lexis-Nexis’ electronic publishing business and also served as President of the Michie Group, a division of Mead Data Central. Before joining us in 2000, Alan Aldworth, our President and Chief Operating Officer, worked for the Tribune Company for 18 years where he held a variety of senior financial management and general management positions, the most recent of which was as the General Manager of Tribune Education Company. Bruce Rhoades, head of Business Solutions, worked at Lexis-Nexis in a number of executive positions for 16 years before joining us. Joe Reynolds, head of Information & Learning since 1998, has spent his entire career in electronic and educational publishing and has held various management positions in the Delmar Publishing Unit and the School and Career Education Group of Thomson Corporation.

Growth Strategy

The successful implementation of our growth strategy has increased sales and improved earnings from continuing operations. Key elements of our growth strategy include the following:

Increase Penetration into Existing and New Markets

We intend to leverage our broad information resources to further penetrate our existing customer base and to expand into new markets through aggressive marketing and cross-selling of both existing and new products. We are aggressively utilizing the strong presence of our microform business in U.S. libraries to increase sales of our online product offerings such as our Digital Vault Initiative offerings. Our Chadwyck-Healey and Alison brands have given us an international presence in European and Asian markets. In addition, we are leveraging our strong presence in the U.S. automotive and powersports service and repair market to expand our presence in European and Asian markets. We are also utilizing our relationship with the automobile manufacturers to penetrate the global automotive service and repair market with our performance analysis tools that we are currently mainly marketing in Europe.

We have begun to extend our information capabilities into markets in which we have historically not had a significant presence. We developed XanEdu to capitalize on the growing market for online supplemental course materials in higher education institutions. XanEdu allows professors and students to use our information databases to create value added supplemental materials for the classroom. In addition, we have an equity interest in, and a supply agreement with, bigchalk.com, inc., which develops online research and curriculum products and services for the kindergarten through twelfth grade educational community.

Develop New Products

Product innovation is important to the growth of our business. Our extensive information resources together with our over 250-person research and development and software engineering staffs provide significant opportunities to develop unique products. We have recently introduced our Historical Newspapers products, which are online databases of the entire publications of leading newspapers, and HeritageQuest, an online genealogical research tool. Our Digital Vault Initiative permits users to obtain online information originally printed prior to 1985 in its original format and context (e.g., the periodical or newspaper in which the text was first printed). We are also digitizing our vast microform vault to create new online products. The value of the information contained in our databases grows markedly once it becomes available online. By shifting to digital content, we are able to boost revenue in products with higher margins than our traditional microform-based business. Furthermore, we intend to develop more specialized, discipline-specific products in order to reach the increasing number of our education customers. In our Business Solutions group, we recently introduced TrackerPac, an online performance analysis tool for GM Europe and its dealers.

Further Expand our Content

At the core of our business is providing customers with comprehensive, value-added information content. Accordingly, expanding our content base is crucial to our growth. We intend to increase our information resources by pursuing more revenue generating alliances similar to the existing relationships we have with the publishers of The Wall Street Journal, The New York Times, The Washington Post and The Christian Science Monitor. We are currently negotiating with more of the nation’s leading periodicals to digitize and republish back issues dating to their inaugural editions and are actively analyzing this market for more candidates. We plan on expanding the information resources of Business Solutions by seeking publishing rights from additional automotive manufacturers. Our Business Solutions group was recently selected as the exclusive provider of electronic parts catalogs for Mazda North America. We also intend to undertake more projects like OEConnection, the venture we launched with GM, Ford and DaimlerChrysler that gives automotive dealers and body shops a secure, single-source for parts and service information.

Pursue Strategic Acquisitions

We plan to continue to make strategic acquisitions to enhance our content and distribution channels in both our Information & Learning and Business Solutions groups. In 1999, we acquired Chadwyck-Healey to expand our content in arts and humanities disciplines. We also acquired Alison Associates in 1999 to expand our capabilities in the automotive industry to include key decision support information and performance analysis tools for automobile dealers. In addition, both of these acquisitions have given us a stronger international presence. We recently acquired Micromedia, which provides content to Canadian markets. In 2001, we expanded our information resources through the acquisitions of Heritage Quest, which added to our online genealogical resources, and Softline Information, which offers more than 500 newspapers and magazines from ethnic, minority, gender, alternative and independent press. Our acquisition of Campus Custom Publishing, which provides electronic and paper supplements to more than 1,000 colleges and universities, strengthens our XanEdu product offerings.

Information & Learning Overview

ProQuest Online

Introduced in 1995, ProQuest online allows users to search and find useful information from full-text articles of thousands of newspapers and periodicals dating back to 1985. Our services help librarians build information bridges that enable users to locate resources appropriate to their needs. Our service combines easy-to-use search menus, current information, content in a variety of formats and convenient delivery options and support. We provide the tools to efficiently create predefined searches, electronic reserve rooms for multiple simultaneous users, magazine racks, reading rooms and table-of-contents services (curriculum support). All online text is customizable and allows easy integration with our customers’ other information holdings. ProQuest SiteBuilder helps librarians by providing easy-to-use templates, copy-and-paste technology and step-by-step help. Librarians can link selected ProQuest content to their online catalogs, library websites and other web-based resources. Durable Links ensures that subscribers will have continuous access to our content.

ProQuest online allows users to search and find useful information from more than 7,000 periodicals, newspapers and other resources contained in our databases. Users can pinpoint information quickly using simple or advanced search techniques. Quality indexing ensures accuracy and specificity. We combine databases, primary sources, web tools and curriculum support to enhance and improve the research and education process for all of our users. We have added an average of 5.6 million pages of current information to ProQuest online in each of the past five years.

Chadwyck-Healey

Our Chadwyck-Healey brand, acquired in 1999, is a global provider of high-quality publications in the humanities. Chadwyck-Healey provides users with comprehensive databases in the arts, humanities and reference with particular strengths in language and literature, history, music, performing arts and film, biography and news and reference on the United Kingdom, European Union and Asia. Publications range from databases of medieval texts in Latin and Greek to up-to-the-minute reference resources such as KnowUK, an online reference service on the people, places and institutions that make up life in the United Kingdom. Other humanities titles include flagship services such as Literature Online and History Online, both of which deliver a combination of primary works and extensive contextual support.

UMI

Through UMI we sell microform newspaper and periodical subscriptions, microform newspaper and periodical backfiles, dissertation copies, dissertation publishing, out-of-print books, phonefiche and scholarly research collections. Today, the UMI microform vault constitutes the largest commercially available microform collection in the world. Newspapers, magazines and journals are marketed as complete microfilm sets of both current and back issues. To assist the user in researching in the microform media, UMI aggregates the works of publishers and authors and organizes them by subject matter and compiles books, magazines and journals into thematic microfilm collections. In addition, UMI creates abstracts and indices of business, general interest, science and humanities articles. We believe that demand for microfilm products will continue despite the growth of electronic products, because microfilm products may be the only source of out-of-print information, microfilm is a less expensive alternative or back-up source of content to electronic media and microfilm is considered a more permanent medium than online access.

Digital Vault Initiative

Based on our customers’ needs, we have selected portions of our UMI microfilm collection to digitize and provide online access to important and difficult to find content from the 1980s back to as early as the 1400s. Customers include information centers, colleges and universities, and public, corporate and government libraries. Core to our initiative is the intent to create specialized content targeted at niche subject areas that allow us to segment the market more distinctly as well as broaden our selection of academic and research product offerings.

Digital Vault Initiative products include Early English Books Online (“EEBO”), Historical Newspapers and Digital Sanborn Maps. EEBO is a digital compilation of nearly all of the books printed in the English language from 1400-1700, which currently comprises 125,000 books. Historical Newspapers is an initiative to digitize the full run of several of the nation’s leading newspapers, including The New York Times, The Wall Street Journal, The Washington Post and The Christian Science Monitor. Once completed, libraries and educational institutions will have electronic access to newspapers dating back to 1851. Digital Sanborn Maps provides electronic maps. These maps contain the detailed property and land-use records that depict such information as building outline, size and shape, construction materials, height, windows and doors, and house numbers in more than 12,000 U.S. towns and cities from 1867-1970. Digital Vault Initiative products also include digital compilations of the Gerritsen Collection of Women’s history and the American Periodical Series, which features journal content from over 1,000 titles from 1741-1900.

XanEdu

We recently launched XanEdu to further leverage our content through the development of supplemental curriculum materials for the college classroom. XanEdu provides premium online content targeted directly at students and faculty of higher education institutions and seeks to improve the way students learn and the way instructors teach. XanEdu has been authorized to offer its products in over 1,000 education institutions, and more than 7,500 professors have subscribed to the service as of the end of 2001.

Our XanEdu service is comprised of two components—the customizable XanEdu CoursePack products and textbook supplements. We employ subject-area specialists who have created a core portfolio of XanEdu CoursePacks, which professors can use to create customizable, copyright-cleared CoursePacks that are comprehensive, current and relevant to students. We also have relationships with major publishers such as Wiley, Houghton Mifflin, Pearson and McGraw-Hill, to create online supplemental materials that expand and enrich the publisher’s textbook.

Further strengthening XanEdu’s capability is XanEdu publishing services. With the acquisition of Campus Custom Publishing, we now offer instructors a turnkey solution to building XanEdu CoursePacks, with the ultimate choice of distribution either online, in print, or by a combination of the two. Also, our copyright clearance services offer a streamlined solution for clearing content not currently found in XanEdu’s extensive collections.

Content Wholesale

Information & Learning provides content to premier information companies such as Reed Elsevier and Factiva, a Dow Jones & Reuters Company, which sell the content to corporate desktop customers. Under written agreements with these companies, we generally receive revenue based on the amount of ProQuest content accessed by these users.

Information & Learning also provides content to bigchalk. bigchalk develops and markets products and services for research, curriculum integration, assessment, professional development, online community and e-commerce for teachers, students, parents, librarians and school administrators in the kindergarten through twelfth grade (K-12) educational community. As of December 29, 2001, we owned approximately 38.0% of bigchalk on a diluted basis.

Business Solutions Overview

Global Automotive

For over 17 years, we have been developing customized market-leading EPC solutions for the franchised automotive dealer market. We consolidate and transform manufacturer parts data from disparate sources into cohesive, integrated and highly customized systems. This expertise has been recognized worldwide and is applied every day by the manufacturers of approximately 30 automobile brands and over 30,000 automotive dealerships worldwide.

For our automotive customers, we create and market turnkey EPCs and dealer performance systems in 17 languages that allow automotive dealerships to electronically access manufacturers’ proprietary technical documentation (such as parts catalogs, parts and service bulletins and other reference materials) and to interface with other important information systems (such as inventory management and billing) within the dealership.

These applications help dealers improve business processes by transforming complex technical and performance measurement data into easily accessed answers. These applications also improve the parts-selling operations of dealerships and manufacturers, resulting in the sale of more OEM parts.

Performance Management Information and Services

With the acquisition of Alison Associates in 1999, we began offering management information systems to both OEMs and dealers in the automotive industry. Alison collects, manages and publishes statistics on dealer performance, such as product inventory, pricing, territory, margins and OEM support, and uses this content to produce performance management information systems. These systems monitor and evaluate a dealer’s performance against the dealer’s historical operations as well as the dealer market in general and run diagnostics of essential dealer metrics to identify underperforming areas of a dealer’s business. The systems can also develop hypothetical and actual business plans and projections for a dealer based on current conditions in the dealer market. Alison is a global company that services 20 automobile brands in 24 markets for 18,000 dealers worldwide.

Dealer Management Systems

Our Powersports unit provides dealer management and cataloging systems for the motorcycle, marine and recreational vehicle markets. These systems include accounting, customer service and inventory as well as EPC modules that help manage every aspect of the dealer’s business.

Media Solutions

Our ProQuest Media Solutions International unit designs, develops and distributes software systems that automate product, e-commerce and corporate support functions between manufacturers, dealers and their customers in the construction, mining and heavy equipment industries.

OEConnection (OEC)

OEC is a joint venture among Business Solutions, Ford Motor Company, GM and DaimlerChrysler. OEC extends the established electronic parts cataloging business by providing dealers and their wholesale customers a comprehensive, secure e-commerce portal. OEC has established and maintains this portal with the primary objective of facilitating the sale of original equipment automotive parts delivered through the franchised automotive dealership channel. OEC’s current product offerings include “CollisionLink,” which allows the dealer to extend sales to their wholesale customers, primarily collision shops, and “D2Dlink,” which is an advanced parts locator system.

Research and Development

We continually seek to take advantage of new product and technology opportunities and view product development to be essential to maintaining and growing our market position. We have over 250 people on our research and development and software engineering staffs. Our research and development expenditures include expenses primarily for database development and information delivery systems.

Sales and Marketing

Information & Learning and Business Solutions employ separate sales forces. ProQuest online, UMI, Chadwyck-Healey and Digital Vault products are sold directly to libraries. XanEdu products are marketed to higher education institutions and professors to encourage the use of XanEdu products in the classroom curricula but are sold to students and bookstores. As of December 29, 2001, the ProQuest sales force was comprised of both North American and international sales representatives. Within North America as of March 30, 2002, we have dedicated sales representatives for each major product type: traditional (17 salespeople), electronic (44 salespeople) and XanEdu (13 salespeople). These representatives sell directly to libraries, educational institutions and bookstores throughout the United States and Canada. Outside of the U.S. and Canada, we use a direct international sales force comprised of 33 sales representatives who sell the full portfolio of products to markets across the globe. Third-party international distributors augment this direct sales force. We use a variety of approaches to market our products, including trade shows, direct mailings, product brochures and online product trials.

We sell Global Automotive, Alison, Powersports and Media Solutions products both domestically and internationally through an internal sales force of 60 salespeople. We market our products and services to two targeted groups: OEMs and individual dealership locations. To effectively reach the large OEMs, such as DaimlerChrysler, Ford, GM and Toyota, we have strategically deployed a team of business development professionals in the world’s principal automotive centers in the U.S., U.K., Germany and Japan. In the U.S. and Canada, products and services are sold directly to individual automotive and powersports dealerships using an experienced sales force. Key technology providers such as Reynolds and Reynolds and Automatic Data Processing Company (ADP) are also utilized as distributors and sales agents, respectively, to supplement the efforts of our direct sales force. Through various strategic and tactical marketing efforts including trade shows, events and targeted direct response programs, our sales force is consistently seeking to build strong and profitable customer relationships.

Proprietary Rights

We regard certain of our technologies and content as proprietary and rely primarily on a combination of copyright, trademark and trade secret laws and employee nondisclosure statements to protect our rights. There can be no assurance that the steps we have taken will be adequate to protect our rights. Although we do not believe that we have infringed on the proprietary rights of third parties, there is no assurance that a third party will not make a contrary claim. The cost of responding to such an assertion may be material, whether or not the assertion is valid.

We also license from third parties certain technology upon which we rely to deliver our products and services to our customers. This technology may not continue to be available to us on commercially reasonable terms or at all. Moreover, we may also face claims from persons who claim that their licensed technologies infringe upon or violate those persons’ proprietary rights. These types of claims, regardless of outcome, may be costly to defend and may divert our management’s efforts and resources.

We obtain most of the information and content used in our products from license agreements with third parties. These licenses are generally limited in scope and are nonexclusive. Licenses for content used in our Information & Learning group generally have automatic renewal terms unless terminated by us or the publishers. Our licenses with automobile and powersports manufacturers that are used in the Business Solutions group generally have a term of five years with automatic renewal terms ranging from one to three years. Generally, under these agreements the licensors also have agreed to provide content so that we can satisfy customer agreements that extend beyond the term of the license agreement. These licenses generally provide for the use of the content in many media formats including electronic, microform or paper.

Seasonality

Our quarterly operating results fluctuate as a result of a number of factors including the sales cycle, the amount and timing of new products and our spending patterns. In addition, our customers experience cyclical funding issues that can impact our revenue patterns. Historically, we have experienced our lowest net sales, earnings and cash flow in the first fiscal quarter with our highest net sales and earnings in the fourth fiscal quarter. Due to this seasonal factor, we maintain our credit agreement to fund interim cash requirements. See Note 20 to our consolidated financial statements included elsewhere in this prospectus.

Competition

The market for our products and services is highly competitive. In the Information & Learning group, our main competitors are Gale Group, a division of Thomson Corporation, and EBSCO Company. For distribution of dissertations, we compete with universities, such as Massachusetts Institute of Technology. Information & Learning competitors also include free Internet sites, newspaper and book publishers, software publishers and electronic commerce providers. Barriers to entering the education and library market, especially its online component, are relatively low, and we expect competition in this market to intensify. In the Business Solutions group, we compete with ADP, Electronic Data Systems, UCS, Infomedia and the proprietary electronic parts systems of certain OEMs such as DaimlerChrysler, Harley-Davidson and Honda Motor Company.

Many of our current and potential future competitors have substantially greater financial resources, name recognition, experience and larger existing customer bases than we do. Accordingly, our competitors may respond more quickly to new technologies and changes in customer requirements, have more favorable access to suppliers, and devote greater resources to the development and sale of their products. Our competitors’ pricing and other operational decisions, like the recent decision of several of our competitors to offer free educational content services to increase their market share, may also adversely affect us.

We believe that we have a number of competitive strengths that assist us in responding to the intense competition that we face. These strengths are more fully discussed above under “—Competitive Strengths” and include our leading and defensible market position, our vast collection of information content, our key relationships with content suppliers, our subscription-based model with high renewal rates, our robust technology capabilities and our experienced management team.

Government Regulations

We are subject to various federal, state, local and foreign environmental laws and regulations limiting the discharge, storage, handling and disposal of a variety of substances. Our operations are also governed by laws and regulations relating to equal employment opportunity, workplace safety and worker health, including the Occupational Safety and Health Act and regulations thereunder. We believe that we are in compliance in all material respects with applicable laws and regulations and that future compliance will not have a material adverse effect upon our consolidated operations or financial condition.

Because of the increasing use of the Internet, federal and state governments may adopt laws or regulations regarding commercial online services, the Internet, user privacy, intellectual property rights, content regulation and taxation. Laws and regulations directly applicable to online commerce or Internet communications are becoming more prevalent and could expose us to substantial liability. For example, recently enacted United States laws, such as the federal Digital Millennium Copyright Act and various federal laws aimed at protecting children and limiting the content made available to them, could expose us to substantial liability. Furthermore, various proposals at the federal, state and local level could impose additional taxes on Internet sales. These laws, regulations and proposals could decrease Internet commerce and other Internet uses and adversely affect the success of our online products.

Concentration Risk

We are not dependent upon any one customer or a few customers, the loss of which would have a material adverse effect on our businesses. In fiscal 2001, no single customer represented more than 10.0% of our consolidated net sales. Our top five customers accounted for 11.0% of consolidated net sales in fiscal 2001.

Employees

Our future success is substantially dependent on the performance of our management team and our ability to attract and retain qualified technical and managerial personnel. We consider our employee relations to be excellent.

As of December 29, 2001, we had the following number of employees, broken out as follows:

Employees
Information & Learning	1,530
Business Solutions	970
Corporate	40

Total	2,540

None of our employees are represented by collective bargaining agreements.

Litigation

We are involved in various legal proceedings incidental to our business. We believe that the outcome of these proceedings will not have a material impact upon our consolidated operations or financial condition.

MANAGEMENT

Executive Officers and Directors

The following table provides information about our directors and executive officers as of May 29, 2002:

Name	Age	Position
James P. Roemer	54	Chairman of the Board and Chief Executive Officer
Alan Aldworth	47	Director, President and Chief Operating Officer
Kevin G. Gregory	39	Vice President, Chief Financial Officer and Assistant Secretary
David Bonderman	59	Director
David G. Brown	45	Director
William E. Oberndorf	48	Director
Gary L. Roubos	65	Director
John H. Scully	57	Director
William J. White	63	Director
Todd W. Buchardt	42	Vice President, Secretary and General Counsel
Joseph P. Reynolds	52	President and Chief Executive Officer of ProQuest Information and Learning
Bruce E. Rhoades	53	President and Chief Executive Officer of ProQuest Business Solutions
Linda Longo-Kazanova	49	Vice President, Human Resources
Mark Trinske	43	Vice President, Investor Relations

The business experience and certain other information relating to each of our directors and executive officers is set forth below:

James P. Roemer, our Chairman and Chief Executive Officer, has been Chairman of the Board since January 1998 and has been a Director since February 1995. From February 1997 to January 2002, Mr. Roemer served as our President and Chief Executive Officer. From February 1995 to February 1997, he served as our President and Chief Operating Officer. From January 1994 to June 1995, he served as President and Chief Executive Officer of ProQuest Information and Learning Company. In October 1991, Mr. Roemer joined ProQuest as Vice President and as President and Chief Operating Officer of ProQuest Business Solutions Company. He was promoted to President and Chief Executive Officer of ProQuest Business Solutions Company in September 1993. Prior to joining ProQuest, Mr. Roemer was President of the Michie Group, Mead Data Central from December 1989 to October 1991. From January 1982 to December 1989 he was Vice President and General Manager of Lexis-Nexis, an online information service. From April 1981 to December 1982 he served as acting President of Mead Data Central. Mr. Roemer is a Director of bigchalk.com, inc.

Alan Aldworth was appointed as our President and Chief Operating Officer in January 2002 and has been a Director since May 2001. Mr. Aldworth served as our Chief Financial Officer from October 2000 to April 2002. Prior to joining us, he spent 18 years at Tribune Company where he held a variety of senior financial management and general management positions the most recent of which was as the General Manager of Tribune Education Company. Mr. Aldworth is a Director of bigchalk.com, inc.

Kevin G. Gregory has been our Vice President, Chief Financial Officer and Assistant Secretary since April 2002. From February 2001 to April 2002, he served as Vice President, Controller and Treasurer, and from August 1996 to February 2001, he served as Tax Counsel and Vice President—Tax. Prior to joining us, he was Senior Manager at Ernst & Young LLP, and prior to that spent seven years at PricewaterhouseCoopers LLP.

David Bonderman has been a Director since December 1987. He has been the Managing General Partner of Texas Pacific Group (a private investment company) since December 1992. He is also a Director of CoStar Group, Inc., Continental Airlines, Inc., Denbury Resources, Inc., Ducati Motor Holding S.p.A., Gemplus International S.A., Magellan Health Services, Inc., Paradyne Networks, Inc., ON Semiconductor Corporation, Oxford Health Plans, Inc., Ryanair Holding plc and Washington Mutual, Inc.

David G. Brown has been a Director since January 1994. He has been the Managing Partner of Oak Hill Venture Partners since August 1999 and a Principal in Arbor Investors LLC since August 1995, Chief Financial Officer of Keystone, Inc. from September 1998 to February 2000, and a Vice President of Keystone, Inc. since August 1993. Prior to joining Keystone, Inc., Mr. Brown was a Vice President in the Corporate Finance Department of Salomon Brothers Inc. from August 1985 to July 1993. He is a Director of 2Bridge, AER Energy Resources, FEP Holdings, Lattice Communications, Lightning Finance, MarketTools, MobileForce Technologies, Owners.com, Sitara Networks and WOW Networks.

William E. Oberndorf has been a Director since July 1988. He has served as Managing Director of SPO Partners & Co. since March 1991. He is also a Director of Plum Creek Timber Company, Inc. and bigchalk.com, inc.

Gary L. Roubos has been a Director since February 1994. He was Chairman of the Board of Dover Corporation from August 1989 to May 1998 and was President from May 1977 to May 1993. He is also a Director of Dover Corporation and Omnicom Group, Inc.

John H. Scully has been a Director since July 1988. He has served as Managing Director of SPO Partners & Co. since March 1991. He is also a Director of Plum Creek Timber Company, Inc.

William J. White has been a Director since February 1990 and was Chairman of the Board from February 1990 to January 1998. He served as our Chief Executive Officer from February 1990 to February 1997 and was our President from February 1990 to February 1995. Since January 1998 he has been a Professor of Industrial Engineering and Management Science at Northwestern University. He is also a Director of Ivex Packaging Corporation and Readers Digest Association, Inc.

Todd W. Buchardt was appointed Vice President in March 2000, General Counsel in April 1998, and in September 1998 was elected to the additional office of Secretary. Prior to joining us, he held various legal positions with First Data Corporation from 1986 to 1998.

Joseph P. Reynolds has been President and Chief Executive Officer of ProQuest Information and Learning Company since April 1998. Prior to joining us, he was Chief Executive Officer of the School and Career Education Group of Thomson Corporation from June 1997 to April 1998 and was Chief Operating Officer of that group from June 1995 to June 1997. From 1982 to June 1995 he held various positions in management, sales and marketing at Thomson and its Delmar Publishers subsidiary. Mr. Reynolds is a Director of bigchalk.com, inc.

Bruce E. Rhoades has been President and Chief Executive Officer of ProQuest Business Solutions since January 2001. He joined us in 1999 and has managed several of our business units. Prior to joining us, he was Chief Executive Officer of a consulting practice specializing in business and product strategy formulation, software and information product development, and strategic alliances and acquisitions from 1995 to 1999. Prior to that, he held a number of executive positions at Lexis-Nexis Group from 1979 to 1995, and held various positions at ADP Network Services from 1975 to 1979.

Linda Longo-Kazanova has been our Vice President, Human Resources since May 2000. Prior to joining us, she was Senior Vice President, Human Resources-North America, for Information Resources, Inc. from 1995 to 2000. From 1985 to 1995, she held various human resource positions with Kraft Foods, Inc.

Mark Trinske has been our Vice President, Investor Relations since October 2001. Prior to joining us, he was the founder and President of Lafayette, Colorado-based Trinske Communications, a full-service investor relations firm, in 1992. Previously, he held positions at the investor and public relations firms Metzger Associates and Carl Thompson & Associates. From 1984 to 1989, he was an investment executive with A.G. Edwards and PaineWebber.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth certain information as of March 30, 2002 with respect to the beneficial ownership of shares of common stock by:

•	each person or entity known to us to beneficially own more than 5% of the outstanding shares of our common stock;

•	each of our directors;

•	each of the named executive officers listed in the Summary Compensation Table set forth in our Notice of Year 2002 Annual Meeting and Proxy Statement incorporated herein by reference; and

•	our directors and executive officers as a group.

The number of shares beneficially owned by each 5% shareholder, director or executive officer is determined under the rules of the Securities and Exchange Commission. Under such rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and also includes any shares which the individual or entity had the right to acquire on or before May 30, 2002 through the exercise of stock options. For purposes of computing the percentage of outstanding shares of common stock held by each person or entity, any shares which that person or entity had the right to acquire on or before May 30, 2002 are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, each person or entity has, to our knowledge, sole investment and voting power (or shares such power with his or her spouse) with respect to the shares set forth in the following table. The inclusion in the table of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares. Percentage ownership is based on 24,219,428 shares of common stock outstanding on March 30, 2002 and the additional 3,000,000 shares of common stock to be outstanding upon completion of this offering.

	Shares of Common Stock Beneficially Owned Prior to Offering		Number of Shares of Common Stock Being Offered	Shares of Common Stock to be Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percentage		Number	Percentage
Keystone, Inc.(1)	4,362,999	18.0%	1,750,000	2,612,999	9.6%
Tweedy Browne Company LLC(2)	3,189,608	13.2%	—	3,189,608	11.7%
William E. Oberndorf(3)(4)	1,911,616	7.9%	—	1,911,616	7.0%
John H. Scully(4)(5)	1,757,026	7.2%	—	1,757,026	6.5%
SPO Advisory Partners Corp.(6)	1,464,800	6.0%	—	1,464,800	5.4%
State Street Research & Management Company(7)	1,343,300	5.5%	—	1,343,300	4.9%
David Bonderman(8)(9)	716,361	3.0%	280,000	436,361	1.6%
James P. Roemer(9)(10)	616,583	2.5%	48,000	568,583	2.0%
Alan Aldworth(10)	40,094	*	—	40,094	*
David G. Brown(11)	12,226	*	—	12,226	*
Todd Buchardt(9)(10)	44,705	*	5,000	39,705	*
Linda Longo-Kazanova(9)(10)	25,000	*	8,000	17,000	*
Joseph P. Reynolds(9)(10)	51,097	*	9,000	42,097	*
Bruce Rhoades(10)	32,666	*	—	32,666	*
Gary L. Roubos(12)	13,930	*	—	13,930	*
William J. White(13)	49,021	*	—	49,021	*

Directors and executive officers as a group (14 persons)(14)	3,846,204	15.4%	350,000	3,496,204	12.5%

*	Less than 1%

(1)
The address for this shareholder is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Mr. Robert M. Bass, the President, director and sole stockholder of Keystone, Inc., has sole voting and investment control over these shares.

(2)	The address for this shareholder is 350 Park Avenue, New York, New York 10022.
(3)	Includes 446,816 shares that Mr. Oberndorf may be deemed to beneficially own through his control of family trusts and 9,968 shares issuable upon exercise of options.
(4)
Messrs. Oberndorf and Scully, through their relationships with SPO Partners II, L.P. and San Francisco Partners, II L.P., may be deemed to share investment and voting control with respect to 1,464,800 shares. The address for Messrs. Oberndorf and Scully is c/o SPO Partners & Co., 591 Redwood Highway, Suite 3215, Mill Valley, California 94941.

(5)
Includes 292,226 shares that Mr. Scully may be deemed to beneficially own as sole general partner of Cranberry Lake Partners, a family limited partnership, as President of Phoebe Snow Foundation, a private foundation, as beneficiary of a retirement account, and as general partner of Netcong Newton, an investment partnership. Also, includes 9,968 shares issuable upon exercise of options.

(6)
As general partner of both of the general partners of SPO Partners II, L.P. and San Fransisco Partners II, L.P., SPO Advisory Corp. may be deemed to share investment and voting control with respect to these shares. Messrs. Scully, Oberndorf and Patterson are the three controlling persons of SPO Advisory Corp.

(7)	The address for this shareholder is One Financial Center, 30th Floor, Boston, Massachusetts 02111-2690
(8)
Includes 72,488 shares owned by Group Management Inc. and 64,483 shares owned by Bonderman Family Limited Partnership, both of which are controlled by Mr. Bonderman, as well as 9,968 shares issuable upon exercise of options.

(9)
If the underwriters exercise their over-allotment option in full, Ms. Longo-Kazanova has agreed to sell an additional 435 shares, and Messrs. Bonderman, Roemer and Reynolds have agreed to sell an additional 59,478, 2,522 and 667 shares, respectively, in which case, they will beneficially own after the offering 16,565, 376,883, 566,061 and 41,430  shares, respectively. In connection with the exercise of the over-allotment option, Ms. Longo-Kazanova will exercise options to purchase 435 shares, and Mr. Reynolds will exercise options to purchase 667 shares.

(10)
Includes 22,275 option shares for Ms. Longo-Kazanova and 504,000, 27,725, 39,400, 31,997 and 32,666 option shares for Messrs. Roemer, Aldworth, Buchardt, Reynolds and Rhoades, respectively. In connection with this offering, Ms. Longo-Kazanova will exercise options to purchase 8,000 shares and Messrs. Buchardt and Reynolds will exercise options to purchase 5,000 and 9,000 shares, respectively.

(11)	Includes 8,818 shares issuable upon exercise of options.
(12)	Includes 9,968 shares issuable upon exercise of options.
(13)	Includes 28,120 shares held in a trust for the benefit of Mr. White’s spouse, and 5,643 shares issuable upon exercise of options.
(14)	Includes 742,264 shares issuable upon exercise of options.

The selling stockholders include some of our executive officers and directors. Mr. Roemer is a director and our Chief Executive Officer. Mr. Aldworth is a director and our President and Chief Operating Officer. Messrs. Buchardt and Reynolds and Ms. Longo-Kazanova are Vice Presidents. Mr. Bonderman is a director.

At the beginning of fiscal year 2001 (December 31, 2000), we implemented an arrangement pursuant to an Incentive Compensation Agreement with Mr. Roemer to provide long term incentive benefits based upon appreciation of our stock price. This arrangement is comprised of the following two elements:

•	a grant of 406,250 of our shares under the 1995 Employee Stock Option Plan; and

•	an incentive compensation arrangement that provides for a mirror cash payment based upon the appreciation of our stock price. This element contains 406,250 stock units.

The terms of the stock option grant provide that except in limited circumstances, such as disability, death or a change of control of ProQuest, the options will vest and become exercisable from and after January 1, 2008. The vesting of all of the options may be accelerated if certain performance objectives are met and

Mr. Roemer continues to be employed by us as of January 1, 2004. The percentage of the grant that will vest and become exercisable will be determined in accordance with the appreciation of our stock price during the three year period. The option exercise price is equal to the fair market value on the date of the grant of $16.50 per share. The performance percentage of the grant will be achieved based upon the stock price performance during the three year period pursuant to the following table:

Stock Price Target	Performance Percentage
Less than $21.30	0%
$21.30 to $24.329	20%
$24.33 to $27.649	40%
$27.65 to $31.249	60%
$31.25 to $35.149	80%
$35.15 and higher	100%

Joseph P. Reynolds has borrowed approximately $251,000, and Todd W. Buchardt has borrowed approximately $170,000, from us. As of March 1, 2002, Mr. Buchardt had reduced his loan amount to $119,119. Each loan is evidenced by an installment note maturing five years from the date of the note and bearing interest at the Internal Revenue Code applicable federal rate. Interest and principal under the notes may be deferred until the maturity date. Mr. Reynolds had an additional loan of $53,615 evidenced by an installment note payable in five annual installments from the date of the note and bearing interest at our marginal rate of borrowing.

In January 2000 and February 2001, our affiliate, bigchalk, raised venture capital financing totaling $75 million. One of the venture capital firms providing this financing was Core Learning Group, LLC, who contributed a total of $27.2 million for approximately 25% of bigchalk. Messrs. Oberndorf and Scully, two of our directors, own a majority interest in Core Learning Group, LLC. In addition, Mr. Oberndorf contributed $2.5 million for approximately 2% of bigchalk. Our ownership interest in bigchalk on a fully diluted basis is approximately 38%.

We have included the shares being offered by the selling shareholders in this offering under the terms of a registration rights agreement. Under this agreement, we are required to pay all fees and expenses in connection with this offering, including the reasonable fees and expenses of one counsel for the selling shareholders, but excluding the underwriting discount and commission on the shares sold by the selling shareholders. We have also agreed to indemnify the selling shareholders against liabilities under the Securities Act of 1933, or to contribute to payments which the selling shareholders may be required to make in that respect. We have previously registered all of our shares held by Keystone, Inc.

MATERIAL UNITED STATES TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

The following is a general discussion of the material United States federal income and estate tax consequences as of the date of this prospectus of the ownership and disposition of our common stock applicable to Non-United States Holders of our common stock. A “Non-United States Holder” is any holder that for United States federal income tax purposes is not a United States person. For purposes of this discussion, the term “United States person” means: (i) a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or of any political subdivision of the United States; (iii) an estate the income of which is included in gross income for United States federal income tax purposes regardless of its source; or (iv) a trust if its administration is subject to the primary supervision of a United States court and one or more United States persons have the authority to control all substantial decisions of the trust. If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If a Non-United States Holder is a partner of a partnership holding our common stock, such Non-United States Holder should consult its tax advisor.

This discussion does not address all aspects of United States federal income and estate taxation that may be relevant in light of a Non-United States Holder’s particular facts and circumstances, including being a U.S. expatriate, the tax consequences for the shareholders or beneficiaries of a Non-United States Holder, special tax rules that may apply to some Non-United States Holders, including banks, tax-exempt organizations, insurance companies, dealers in securities and traders in securities who elect to apply a mark-to-market method of accounting or special tax rules that may apply to a Non-United States Holder that holds our common stock as part of a “straddle,” “hedge” or “conversion transaction,” and, further, does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. This summary only addresses investors who purchase our common stock pursuant to this offering and who hold such common stock as a capital asset. Furthermore, the following discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable Treasury regulations and administrative and judicial interpretations of the Internal Revenue Code, all as in effect as of the date of this prospectus, and all of which are subject to change, possibly with retroactive effect.

We have not and will not seek a ruling from the Internal Revenue Service with respect to the United States federal income and estate tax consequences described below, and as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions set forth in this discussion.

Dividends

We have never paid, and do not anticipate that we will pay, cash dividends on our common stock. Should we ever pay a cash dividend, any dividend paid to a Non-United States Holder of common stock generally would be subject to United States withholding tax at the then-effective U.S. withholding tax rate, currently 30% of the gross amount of the dividend, or a lower rate as may be specified by an applicable tax treaty (provided appropriate certification requirements are complied with in order to claim such lower rate). Dividends received by a Non-United States Holder that are effectively connected with a United States trade or business conducted by that Non-United States Holder or, if a tax treaty applies, attributable to a permanent establishment or a “fixed base” in the United States, as provided in that treaty, which we refer to as U.S. trade or business income, would be exempt from the withholding tax, provided that Non-United States Holder complies with applicable certification and disclosure requirements. However, any U.S. trade or business income, net of deductions and credits, would be taxed at the same graduated U.S. federal income tax rates that apply to United States persons. Any U.S. trade or business income received by a Non-United States Holder that is a corporation may also, under some circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate as specified by an applicable income tax treaty.

Dividends may be subject to backup withholding at the rate of 30% (with scheduled reductions through 2006 and a scheduled increase to 31% in 2011) of the gross amount unless the Non-United States Holder certifies to required information or otherwise establishes an exemption as specified in United States Treasury Regulations applicable to withholding and information reporting. Backup withholding, if applied, is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Under tax treaties or other agreements, the IRS may make those reports available to tax authorities in the recipient’s country of residence. Investors should consult their own tax advisors concerning information reporting requirements and backup withholding on dividends paid on our common stock and their qualification, if any, for an exemption from backup withholding.

Gain on Disposition of Common Stock

A Non-United States Holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of its common stock unless: (i) that gain is U.S. trade or business income referred to above under “Dividends”, in which case all or a portion of that gain will be subject to regular graduated U.S. federal income tax rates, and, in the case of a corporate Non-United States Holder, may also be subject to the branch profits tax at the rate of 30% or lower treaty rate, if applicable, (ii) the Non-United States Holder is an individual who holds the common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code and who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and other conditions are met; or (iii) we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or that Non-United States Holder’s holding period of its common stock. We have determined that we are not and do not believe that we are likely to become a “United States real property holding corporation” for United States federal income tax purposes. However, no assurance can be provided that we will not become a United States real property holding corporation. If we were to become a United States real property holding corporation, gains realized by a Non-United States Holder which did not directly or indirectly own more than 5% of our common stock at any time during the shorter of the five-year period preceding the disposition or that Holder’s holding period generally would not be subject to United Stated federal income tax as a result of the status of our company as a United States real property holding corporation, provided that our common stock was regularly traded on an established securities market.

The payment of the proceeds of a sale of common stock to or through the United States office of a broker is currently subject to both information reporting and backup withholding at the rate of 30% (with scheduled reductions through 2006 and a scheduled increase to 31% in 2011) of the gross amount unless the Non-United States Holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. Generally, the payment of proceeds of a disposition by a Non-United States Holder of common stock outside the United States to or through a foreign office of a broker will not be subject to backup withholding. However, those payments will be subject to information reporting if the broker has certain connections to the U.S., unless certain other conditions are met or the Non-United States Holder establishes an exemption as specified in the United States Treasury Regulations regarding withholding and information reporting.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against the U.S. federal income tax liability of the Non-United States Holder, if any, provided the required information is furnished to the IRS.

Investors should consult their own tax advisors concerning information reporting requirements and backup withholding on a sale of their common stock and their qualification, if any, for an exemption from backup withholding.

Estate Tax

Common stock owned or treated as owned at the time of death by an individual who is not a citizen or resident of the United States for federal estate tax purposes will be included in that individual’s estate for United States federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and therefore, may be subject to United States federal estate tax.

The foregoing discussion is a general summary of the principal United States federal income and estate tax consequences of the ownership, sale or other disposition of our common stock by Non-United States Holders and does not address all the tax consequences that may be relevant to Non-United States Holders in their particular circumstances. Accordingly, investors are urged to consult their own tax advisors with respect to the income and estate tax consequences to them in their particular circumstances of the ownership and disposition of our common stock, including the application and effect of the laws of any state, local, foreign or other taxing jurisdiction.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement, dated             , 2002, we and the selling shareholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Banc of America Securities LLC, Bear, Stearns & Co. Inc., U.S. Bancorp Piper Jaffray Inc. and Jefferies & Company, Inc. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston Corporation
Banc of America Securities LLC
Bear, Stearns & Co. Inc.
U.S. Bancorp Piper Jaffray Inc.
Jefferies & Company, Inc.

Total	5,100,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

We and the selling shareholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 701,898 additional shares from us and 63,102 shares from certain selling shareholders at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus, and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-Allotment	With Over-Allotment	Without Over-Allotment	With Over-Allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Estimated expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling shareholders	$	$	$	$

We intend to use the net proceeds from the sale of the common stock to repay indebtedness owed by us to certain lenders under our credit agreement, including Bank of America, N.A. and U.S. Bank, each of whom is an affiliate of one of the underwriters. Accordingly, the offering is being made in compliance with the requirements of Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. Conduct Rules.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

Our executive officers and directors and the selling shareholders have agreed that they will not, except in limited circumstances, offer, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether the transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or enter into any aforementioned transaction, swap, hedge or other arrangement, without, in each case the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, or contribute to payments that the underwriters may be required to make in that respect.

Our common stock is listed on the New York Stock Exchange under the symbol “PQE.”

Several of the underwriters and their affiliates have provided and will continue to provide investment banking and other financial services, including the provision of credit facilities and financial advisory services for us and certain of our affiliates in the ordinary course of business for which they have received and will receive customary compensation. During 2001, Credit Suisse First Boston Corporation advised us on certain merger and acquisition matters, and Bank of America N.A., an affiliate of Banc of America Securities LLC, provided us with credit, foreign exchange and treasury management services. Each received compensation customary for the services rendered.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•
Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•
Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•
Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling shareholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us and the selling shareholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholders will have no liability. In the case of an action for damages, we and the selling shareholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

Relationship with Affiliates of Certain Underwriters

We are in compliance with the terms of the indebtedness owed by us to affiliates of Banc of America Securities LLC and U.S. Bancorp Piper Jaffray. The decision of Banc of America Securities LLC and U.S. Bancorp Piper Jaffray to distribute our shares of common stock was not influenced by their respective affiliates that are our lenders, and those affiliates had no involvement in determining whether or when to distribute our shares of common stock under this offering or the terms of this offering. Banc of America Securities LLC and U.S. Bancorp Piper Jaffray will not receive any benefit from this offering other than the underwriting discounts and commissions paid by us and the selling shareholders.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by McDermott,  Will & Emery, Chicago, Illinois. Certain legal matters will be passed upon for the underwriters by Katten Muchin Zavis Rosenman, Chicago, Illinois.

EXPERTS

The consolidated financial statements of ProQuest Company as of the end of fiscal 2001 and 2000, and for each of the fiscal years 2001, 2000 and 1999 have been included and incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP refers to changes during fiscal 2000 in the methods of accounting for certain inventory costs and in revenue recognition.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form S-3 to register with the Securities and Exchange Commission the common stock that we and the selling shareholders propose to sell in this offering. This prospectus is a part of the registration statement. This prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. For further information about us and the common stock we and the selling shareholders propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or documents that we have filed.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect, read and copy these reports, proxy statements, the registration statement, including exhibits, and other information at the public reference room maintained by the SEC at Room 1024, 450 Fifth Street N.W., Judiciary Plaza, Washington, D.C. 20549. You can also obtain copies of these materials from the public reference room of the SEC at prescribed rates by mail by writing to the SEC, Attention: Public Records Branch, 450 Fifth Street N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a web site http://www.sec.gov that makes available reports, proxy statements and other information regarding issuers that file electronically with the SEC.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we filed with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded or modified by information in this prospectus or in any other subsequently filed document which is incorporated by reference into this prospectus. The information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below into this prospectus, and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until our offering is complete. The documents we incorporate by reference are:

•	Our Annual Report on Form 10-K for the year ended December 29, 2001.

•	The description of our common stock contained in our registration statement on Form 8-A.

•	Our Form 10-Q for the quarter ended March 30, 2002.

•	Our Schedule 14A for the fiscal 2002 annual meeting of shareholders.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

ProQuest Company
300 North Zeeb Road
Ann Arbor, Michigan 48103-1553
Attention: Corporate Secretary
Telephone: (734) 761-4700

INDEPENDENT AUDITORS’ REPORT

The Board of Directors
ProQuest Company:

We have audited the accompanying consolidated balance sheets of ProQuest Company and subsidiaries (the “Company”) as of December 29, 2001 and December 30, 2000, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for the fiscal years ended December 29, 2001, December 30, 2000, and January 1, 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ProQuest Company and subsidiaries as of December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for the fiscal years ended December 29, 2001, December 30, 2000, and January 1, 2000 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 7 to the Consolidated Financial Statements, the Company changed its methods of accounting for certain inventory costs and revenue recognition during fiscal 2000.

/s/    KPMG LLP

Detroit, Michigan
February 11, 2002

PROQUEST COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
for the thirteen weeks ended March 30, 2002 and March 31, 2001 and the fiscal years ended December 29, 2001, December 30, 2000 and January 1, 2000
(In thousands, except per share data)

	First Quarter		Fiscal
	2002	2001	2001	2000	1999
	(unaudited)	(unaudited)
Net sales	$102,752	$95,853	$401,628	$374,301	$359,460
Cost of sales	(47,750)	(47,140)	(186,963)	(189,196)	(182,300)

Gross profit	55,002	48,713	214,665	185,105	177,160
Research and development expense	(4,956)	(5,082)	(21,381)	(19,034)	(19,259)
Selling and administrative expense	(29,528)	(29,390)	(124,546)	(123,642)	(115,732)
Restructuring charge	—	—	—	(5,196)	(10,505)
Gain/(loss) on sales of assets	—	—	(2,312)	2,726	5,152

Earnings from continuing operations before interest,
income taxes, equity in loss of affiliate and
cumulative effect of a change in accounting principle	20,518	14,241	66,426	39,959	36,816
Net interest expense:
Interest income	572	110	1,159	2,404	5,450
Interest expense	(7,738)	(6,188)	(26,198)	(30,765)	(15,582)

Net interest expense	(7,166)	(6,078)	(25,039)	(28,361)	(10,132)

Earnings from continuing operations before income taxes,
equity in loss of affiliate and cumulative
effect of a change in accounting principle	13,352	8,163	41,387	11,598	26,684
Income tax expense	(5,074)	(3,265)	(15,727)	(4,639)	(10,674)
Equity in loss of affiliate	—	(5,471)	(13,374)	(20,848)	(950)

Earnings (loss) from continuing operations before
cumulative effect of a change in accounting principle	8,278	(573)	12,286	(13,889)	15,060
Earnings from discontinued operations (less applicable income
taxes of $0, $1,478, $1,840, $6,979, and $12,184, respectively)	—	2,217	3,002	10,469	2,731
Gain on sales of discontinued operations, net (less applicable
income taxes of $0, $29,056, $1,518, $0, and $0 respectively)	—	43,583	2,476	—	—
Cumulative effect of a change in accounting principle	(4,933)	—	—	(65,302)	—

Net earnings (loss)	$3,345	45,227	$17,764	$(68,722)	$17,791

Net earnings (loss) per common share:
Basic:
Earnings (loss) from continuing operations before discontinued operations and cumulative effect of a change in accounting principle	0.34	(0.02)	$0.52	$(0.59)	$0.64
Earnings from discontinued operations	—	0.09	0.13	0.45	0.11
Gain on sales of discontinued operations	—	1.85	0.10	—	—
Cumulative effect of a change in accounting principle	(0.20)	—	—	(2.76)	—

Net earnings (loss) per basic common share	$0.14	$1.92	$0.75	$(2.90)	$0.75

Diluted:
Earnings (loss) from continuing operations before discontinued operations and cumulative effect of a change in accounting principle	0.34	(0.02)	$0.51	$(0.59)	$0.64
Earnings from discontinued operations	—	0.09	0.13	0.45	0.11
Gain on sales of discontinued operations	—	1.84	0.10	—	—
Cumulative effect of a change in accounting principle	(0.20)	—	—	(2.76)	—

Net earnings (loss) per diluted common share	$0.14	$1.91	$0.74	$(2.90)	$0.75

Average number of common shares and equivalents outstanding:
Basic	24,130	23,622	23,805	23,657	23,569
Diluted	24,666	23,670	24,077	23,657	23,853

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

PROQUEST COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As of March 30, 2002, December 29, 2001 and December 30, 2000
(In thousands)

	March 30, 2002	2001	2000
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,644	$2,659	$10,610
Accounts receivable, net	78,032	89,726	76,302
Inventory:
Finished products	1,575	1,821	1,932
Products in process and materials	2,868	2,620	2,672

Total inventory	4,443	4,441	4,604
Other current assets	38,154	33,283	30,111

Total current assets	122,273	130,109	121,627
Property, plant, equipment and product masters:
Land	879	915	891
Buildings	30,276	29,334	26,859
Machinery and equipment	102,090	109,408	108,831
Product masters	325,714	307,215	263,589

Total property, plant, equipment and product masters, at cost	458,959	446,872	400,170
Accumulated depreciation and amortization	(304,076)	(292,843)	(267,054)

Net property, plant, equipment and product masters	154,883	154,029	133,116
Long term receivables	24,692	23,200	1,450
Goodwill, and other intangible assets, net of accumulated amortization	236,056	231,533	222,271
Net assets of discontinued operations	—	—	261,155
Other assets	89,017	89,226	66,967

Total assets	$626,921	$628,097	$806,586

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

PROQUEST COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As of March 30, 2002, December 29, 2001 and December 30, 2000
(In thousands)

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

	March 30, 2002	2001	2000
	(unaudited)
Current liabilities:
Notes payable	$—	$564	$15,568
Current maturities of long-term debt	10,599	292	466
Accounts payable	36,754	42,633	43,134
Accrued expenses	69,159	85,740	35,594
Current portion of long-term deferred income	26,656	26,124	24,725
Deferred income	101,537	114,739	112,881

Total current liabilities	244,705	270,092	232,368
Long-term liabilities:
Long-term debt, less current maturities	275,000	252,782	501,821
Long-term deferred income	56,286	59,933	63,923
Other liabilities	88,806	90,362	78,133

Total long-term liabilities	420,092	403,077	643,877

Shareholders’ equity:
Common stock (24,669 shares issued and 24,219 shares outstanding at March 30, 2002, 24,546 shares issued and 24,096 shares outstanding at the end of fiscal 2001, and 24,078 shares issued and 23,622 shares outstanding at the end of fiscal 2000)	24	24	24
Capital surplus	171,473	169,050	156,708
Notes receivable for stock purchases	(683)	(1,071)	(1,180)
Retained earnings (accumulated deficit)	(192,506)	(195,851)	(213,615)
Treasury stock	(11,529)	(11,335)	(11,493)
Other comprehensive income (loss):
Accumulated foreign currency translation adjustment	541	1,001	(103)
Unrealized loss from derivatives	(5,196)	(6,890)	—

Accumulated other comprehensive loss	(4,655)	(5,889)	(103)

Total shareholders’ equity (deficit)	(37,876)	(45,072)	(69,659)

Total liabilities and shareholders’ equity (deficit)	$626,921	$628,097	$806,586

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

PROQUEST COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the thirteen weeks ended March 30, 2002 and March 31, 2001 and the fiscal years ended December 29, 2001, December 30, 2000 and January 1, 2000
(In thousands)

	First Quarter		Fiscal
	2002	2001	2001	2000	1999
	(unaudited)	(unaudited)
Operating activities:
Earnings (loss) from continuing operations before cumulative effect of a change in accounting principle	$8,278	$(573)	$12,286	$(13,889)	$15,060

Adjustments to reconcile earnings (loss) to net cash provided by (used in) operating activities:
Equity in loss of affiliate	—	5,471	13,374	20,848	950
(Gain)/loss on sales of assets	—	—	2,312	(2,726)	(5,152)
Depreciation and amortization	12,117	13,715	53,554	51,737	44,653
Deferred taxes	4,745	3,521	(9,132)	10,907	8,668

Changes in operating assets and liabilities:
Accounts receivable	10,170	25,217	(11,882)	(10,066)	(12,016)
Inventory	9	429	556	1,802	(1,647)
Other current assets	(4,592)	(8,874)	(10,075)	(2,346)	210
Long-term receivables, net	(1,002)	319	—	2,881	(4,523)
Accounts payable	(3,678)	(4,900)	(2,085)	5,432	(3,766)
Accrued expenses	(16,315)	(17,152)	1,525	(139)	(6,312)
Deferred income and other long-term liabilities	(22,285)	(20,517)	(8,394)	(6,897)	(59)
Other assets	(6,309)	(5,958)	(18,207)	(20,857)	(10,060)
Other, net	3,869	9,774	1,809	5,369	3,017

Cash provided by (used in) operating activities	(14,993)	472	25,641	42,056	29,023
Investing activities:
Expenditures for property, plant, equipment and product masters	(15,588)	(12,503)	(52,924)	(42,623)	(35,055)
Acquisitions, net of cash acquired	(2,617)	(10,000)	(27,803)	(9,650)	(102,154)
Proceeds from asset sales	—	—	100	2,556	12,955
Proceeds from sales of discontinued operations	—	135,000	286,928	—	—

Cash provided by (used in) investing activities	(18,205)	112,497	206,301	(49,717)	(124,254)
Financing activities:
Proceeds from short-term debt	3,011	1,643	5,644	14,629	34,200
Repayment of short-term debt	(3,509)	(13,345)	(19,988)	(23,141)	(11,369)
Proceeds from long-term debt	32,600	10,614	43,683	37,335	108,982
Repayment of long-term debt	(75)	(103,604)	(292,896)	(43,747)	(48,888)
Proceeds from sales of common stock, net	2,423	100	11,169	3,389	10,679
Purchase of treasury stock	—	—	—	(2,701)	(3,077)

Cash provided by (used in) financing activities	34,450	(104,592)	(252,388)	(14,236)	90,527

Net cash provided by (used) discontinued operations.	—	(6,129)	12,923	28,885	(8,027)
Effect of exchange rate changes on cash	(103)	1,460	(428)	(1,151)	(570)

Increase (decrease) in cash and cash equivalents	1,149	3,708	(7,951)	5,837	(13,301)

Cash and cash equivalents, beginning of period	495	10,610	10,610	4,773	18,074

Cash and cash equivalents, end of period	$1,644	$14,318	$2,659	$10,610	$4,773

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

PROQUEST COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME (LOSS)
for the fiscal years ended December 29, 2001, December 30, 2000 and January 1, 2000
(Dollars and shares in thousands)

	Common Stock		Capital Surplus	Notes Receivable from Stock Purchases	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
	Issued	Treasury
Balance, at the end of fiscal 1998
(Common stock, 23,516 shares; treasury stock, 239 shares)	$24	$(5,845)	$140,819	$(2,523)	$(162,684)	$(244)	$(30,453)
Comprehensive income:
Net earnings					17,791		17,791
Foreign exchange
translation adjustments						(170)	(170)

Total comprehensive income							17,621

Common stock, net 453 shares			9,701				9,701
Tax benefit from stock options exercised			3,074				3,074
Notes receivable				979			979
Treasury stock, net 98 shares		(2,947)	60				(2,887)

Balance, at the end of fiscal 1999
(Common stock, 23,969 shares; treasury stock, 337 shares)	24	(8,792)	153,654	(1,544)	(144,893)	(414)	(1,965)
Comprehensive income:
Net earnings					(68,722)		(68,722)
Foreign exchange translation adjustments						311	311

Total comprehensive income							(68,411)

Common stock, net 109 shares			2,941				2,941
Tax benefit from stock options exercised			113				113
Notes receivable				364			364
Treasury stock, net 119 shares		(2,701)					(2,701)

Balance, at the end of fiscal 2000
(Common stock, 24,078 shares; treasury stock, 456 shares)	24	(11,493)	156,708	(1,180)	(213,615)	(103)	(69,659)
Comprehensive income:
Net earnings					17,764		17,764
Foreign exchange translation adjustments						1,104	1,104
Unrealized gain (loss) from derivatives						(6,890)	(6,890)

Total comprehensive income							11,978

Common stock, net 468 shares			11,169				11,169
Tax benefit from stock options exercised			1,173				1,173
Notes receivable				109			109
Treasury stock, net 6 shares		158					158

Balance, at the end of fiscal 2001
(Common stock, 24,546 shares; treasury stock, 450 shares)	$24	$(11,335)	$169,050	$(1,071)	$(195,851)	$(5,889)	$(45,072)

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

PROQUEST COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(dollars and shares in thousands, except per share data)

Note 1—Significant Accounting Policies

Interim Financial Information.    The consolidated financial statements of ProQuest Company and its subsidiaries (collectively, the “Company”) for the first quarter of fiscal 2002 and the first quarter of fiscal 2001 are unaudited.

As permitted under the Securities and Exchange Commission (“SEC”) requirements for interim reporting, with respect to financial information relating to the first quarter of fiscal 2002 and the first quarter of fiscal 2001, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted. Certain reclassifications to the first quarter of fiscal 2001 consolidated financial statements have been made to conform to the first quarter of fiscal 2002 presentation. We believe that these financial statements include all necessary and recurring adjustments for the fair presentation of the interim period results.

Nature of Operations.    The Company is a leading global information solutions provider. The Company consists of two business segments: Information and Learning (I&L), and Publishing Services (PS), whose name was changed to Business Solutions during fiscal 2002. Within its I&L segment, ProQuest develops and markets information services and systems that are focused on the needs of its customers in select vertical niches, including libraries of all kinds (government, college/university, corporate and public). PS provides systems and information products used by automotive, powersports and recreational vehicle dealers.

Basis of Presentation.    Certain amounts in the prior years’ financial statements have been reclassified to conform to the current year presentation.

Use of Estimates.    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Subsequent actual results may differ from those estimates.

Principles of Consolidation.    The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries except where control is temporary.

In December 1999, the Company combined its kindergarten through twelfth grade (“K-12”) Internet business with the K-12 Internet business from Infonautics, Inc. to form bigchalk.com, inc. (“bigchalk”). At the end of fiscal 1999, the Company owned 69% of the common equity of bigchalk; such control was temporary, as in January 2000, venture capital financing was raised which lowered the Company’s ownership interest to approximately 45%. Further venture capital financing was raised in December 2000 and February 2001 which lowered the Company’s ownership interest to approximately 38% on a fully diluted basis. Accordingly, the Company accounts for its ownership interest in bigchalk using the equity method.

In the first quarter of 2000, the Company adopted a plan to divest its Mail and Messaging Technologies and Imaging businesses and its financing subsidiary. Accordingly, the operating results of these businesses have been segregated from the Company’s continuing operations, and are separately reported as discontinued operations in the consolidated financial statements. (See Note 6)

Fiscal Reporting Periods.    The Company’s fiscal year ends on the Saturday nearest to December 31. References to fiscal 2001 are for the 52 weeks ended December 29, 2001, references to fiscal 2000 are for the 52 weeks ended December 30, 2001, and references to fiscal 1999 are for the 52 weeks ended January 1, 2000. References to the first quarter of fiscal 2002 and fiscal 2001 are for the thirteen week periods ended March 30, 2002 and March 31, 2001, respectively.

PROQUEST COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue Recognition.    The Company derives revenues from licenses of database content, sales of microform subscriptions, service, software, and equipment.

I&L provides its customers with access to periodicals, newspapers, dissertations, out-of-print books and other scholarly material in exchange for a fee that normally covers a period of twelve months. Revenues from these subscription agreements are recognized ratably over the term of the agreements using the straight-line method. In addition to sales of subscription products, I&L also sells products where revenue is recognized when all material elements of the sale have been realized. These products include microform newspaper and periodical backfiles, research collections, out of print books, dissertation copies, and dissertation publishing.

PS publishes parts catalogs for automotive dealerships and also provides dealer management systems software for powersports dealerships. Parts catalog products are generally sold under multiple-element arrangements that include hardware and related operating systems software, an electronic parts catalog (EPC) database and retrieval system, an agreement to provide periodic updates to the EPC database over the term of the arrangement, and specified services. The Company allocates the total revenue to be received under these arrangements between two elements—the hardware and related operating system software element and the remaining deliverables considered together as a group—based on relative fair value.

The Company accounts for the hardware and related operating systems software element as a sales-type lease, and recognizes sales revenue equal to the normal selling price for such systems upon shipment, when all significant contractual obligations are satisfied and collection of the resulting receivable is reasonably assured. The remainder of the fee due under these arrangements is recognized as revenue on a straight-line basis over the term of the agreement.

Revenue from powersports dealer management systems software is recognized when evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is probable. Multiple element software license fees are allocated based on the relative fair values of the elements and recognized when accepted by the customer.

The Company periodically reviews its accounts receivable balances and estimates required allowances for doubtful accounts. Allowances for doubtful accounts at the end of the first quarter of fiscal 2002 was $1,511 (unaudited) and the end of fiscal 2001 and 2000 were $1,353 and $1,693, respectively.

Foreign Currency Translation.    The financial position and results of operations of each of the Company’s foreign subsidiaries are measured using the local currency as the functional currency. Revenues and expenses are translated at average exchange rates prevailing during the respective fiscal periods. Assets and liabilities are translated into U.S. dollars using the exchange rates at the end of the respective fiscal periods. Balance sheet translation adjustments arising from differences in exchange rates from period to period are reflected as a separate component of shareholders’ equity, and are included in the determination of the Company’s comprehensive income.

Net Earnings (Loss) per Common Share.    Basic net earnings (loss) per common share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during the period. Diluted net earnings (loss) per common share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during the period, and assumes the issuance of additional common shares for all dilutive stock options outstanding during the period. A reconciliation of the weighted average number of common shares and equivalents outstanding used in the calculation of basic and diluted net earnings (loss) per common share is shown in the table below for the periods indicated:

PROQUEST COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	First Quarter 2002	Fiscal
		2001	2000	1999
	(unaudited)
Basic	24,130	23,805	23,657	23,569
Dilutive effect of stock options	536	272	—	284

Diluted	24,666	24,077	23,657	23,853

Cash and Cash Equivalents.    The Company considers all highly liquid investments with maturities of three months or less (when purchased) to be cash equivalents. The carrying amount reported in the consolidated balance sheets approximates fair value.

Inventory.    Inventory costs include material, labor and overhead. Inventories are stated at the lower of cost (determined using the first-in, first-out (“FIFO”) method) or market. During the fourth quarter of 2000, the Company changed its method of inventory valuation for the PS business from the last-in, first-out (“LIFO”) method to the FIFO method as the majority of the inventory items for this business have been continuing to decrease in price. Accordingly, the Company believes that the FIFO method results in a better measurement of operating results. All previously reported results have been restated to reflect the retroactive application of this accounting change as required by generally accepted accounting principles. The accounting change lowered net earnings by $105 and $197 for 2000 and 1999, respectively.

Property, Plant, Equipment and Product Masters.    Property, plant, equipment and product masters are recorded at cost. The straight-line method of depreciation is primarily used, except for I&L product masters (which represent the cost to create electronic and microform master document copies which are subsequently used in the production process to fulfill customers’ information requirements), which are depreciated on the double declining balance method. Estimated lives range from 10 to 40 years for buildings and building improvements, 3 to 15 years for machinery and equipment and 10 years for product masters.

Goodwill and Other Intangible Assets.    Goodwill and other intangible assets are amortized on a straight-line basis over the expected future periods to be benefited, which range from 15 to 40 years. The Company periodically evaluates the recoverability of the net book value of this intangible asset, particularly in the case of a change in business circumstances or other triggering event, by determining whether the amortization of the asset balance over its remaining life can be recovered through forecasted future operating cash flows for each operation having a significant goodwill balance. In cases where expected undiscounted future cash flows are less than the net book value, an impairment loss is recognized equal to the amount by which the net book value exceeds the fair value of the assets. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved. Accumulated amortization at the end of fiscal 2001 and 2000 was $64,905 and $56,853, respectively.

Impairment of Long-Lived Assets.    The Company reviews the carrying value of property, plant, equipment and product masters and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the net book value of an asset may not be recoverable from the estimated undiscounted future cash flows expected to result from its use and eventual disposition. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the assets exceeds the fair value as estimated by discounted cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost of disposal.

PROQUEST COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-Term Deferred Income.    PS enters into three to five year agreements with its customers for EPCs and related services. A portion of future billings on these agreements is monetized by the Company’s previously owned finance subsidiary (Bell & Howell Financial Services, or “BHFS”). The monetized amount is the present value of future billings and is recorded as long-term deferred revenue. This amount will be recognized into income as the services under the EPC agreements are performed, and the discount amount will be reported as imputed interest expense. As part of the sale of MMT, BHFS was sold and the Company entered into certain contractual obligations and will continue to monetize limited amounts due from customers through BHFS for the next three years. The Company’s obligation related to certain portions of these monetized amounts will be satisfied within the next twelve months; these amounts have been classified as the current portion of long-term deferred income.

Income Taxes.    Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect for the year in which those temporary differences are expected to be recovered or settled.

Stock Option Plan.    As permitted by Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock Based Compensation”, the Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Pro forma net income and earnings per share disclosures for employee stock option grants based on the fair value-based method (defined in SFAS No. 123), whereby the fair value of stock-based awards at the date of grant would be subsequently expensed over the related vesting periods, are included in Note 15.

Derivative Financial Instruments and Hedging Activities.    On December 31, 2000, the Company adopted the provisions of SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of SFAS No. 133” and, SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 138 amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities. SFAS No. 133 requires the recognition of all derivative instruments as assets or liabilities in the balance sheet and measures them at fair value. Adoption of SFAS No. 138 and SFAS No. 133 did not have a material impact on the Company’s financial position, operating results or cash flows.

Interest Rate Risk

The Company’s interest bearing loans and borrowings are subject to interest rate risk. As part of the Company’s risk management, $200,000 of notional amount US dollar interest rate swaps are currently designated as cash flow hedges of the U.S. dollar LIBOR interest rate debt issuances. During fiscal 2001, the Company dedesignated $150,000 of notional amount swaps due to the sale of discontinued operations.

All derivative contracts that are designated as cash flow hedges are also reported at fair value with the changes in fair value recorded in Other Comprehensive Income (Loss). The Company recognizes the earnings impact of interest rate swaps designated as cash flow hedges upon the payment of the interest related to the underlying debt. The terms of the interest rate swaps exactly match the terms of the underlying transaction, therefore, there is no hedge ineffectiveness or corresponding earnings impact.

All derivative contracts that were dedesignated as cash flow hedges are reported at fair value. The Company recognized an additional $6,258 million (net of tax) expense as a result of the dedesignation of these cash flow hedges, and is reporting it as a component of the gain on sales of discontinued operations.

PROQUEST COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign Exchange Risks

A portion of revenues, earnings and net investment in foreign affiliates is exposed to changes in foreign exchange rates. Substantially all foreign exchange risks are managed through operational means. However, the Company believes that foreign exchange risks related to certain transactions are better managed by utilizing foreign currency forwards or option contracts. These contracts are reported at fair value and any changes in fair value are recognized currently in earnings. These contracts have not been designated for hedging treatment under SFAS No. 138 and SFAS No. 133.

Accounting

The impact the derivatives have on the financial statements are as follows:

Other Liabilities

•	Fair value of interest rate swaps

Accumulated Other Comprehensive Income

•	Interest rate swaps designated as cash flow hedges

Interest Expense

•	Interest rate swaps designated as cash flow hedges

Gain on Sales of Discontinued Operations, net

•	Interest rate swaps dedesignated as cash flow hedges

Approximately $6,987 (unaudited) of net derivative losses included in other comprehensive income at March 30, 2002 will be reclassified into earnings within twelve months from that date.

The following table summarizes the net activities in other comprehensive income related to derivatives classified as cash flow hedges held by the Company during the first quarter of fiscal 2002 and fiscal 2001:

	First Quarter 2002	2001
	(unaudited)
Cumulative effect of adopting SFAS No. 133 as of December 29, 2001 and December 31, 2000	$(6,890)	$(3,277)
Net losses reclassified into net earnings	2,596	5,760
Year-to-date net unrealized gain/(loss) on derivatives	406	(13,595)
Income tax expense related to items of other comprehensive income	(1,308)	4,222

Total, net of tax	$(5,196)	$(6,890)

For the year ended December 30, 2000, prior to the adoption of SFAS No. 133. Amounts related to derivative contracts were recorded using the hedge accounting approach, and gains and losses on derivative instruments were included in the basis of the underlying hedged transaction. The Company did not recognize the fair values of these derivative financial investments or their changes in fair value in its consolidated financial statements.

New Accounting Pronouncements.    In accordance with recently issued accounting pronouncements, the Company will be required to comply with certain changes in accounting rules and regulations.

PROQUEST COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In July 2001, the Financial Accounting Standards Boards (FASB) issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 addresses financial accounting and reporting for business combinations, and eliminates the pooling of interest method as a valid method to account for a business combination for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment on an annual basis. The amortization of goodwill ceases upon adoption of the Statement, which for the Company will be December 30, 2001, the first day of the Company’s next fiscal year. The net book value of the Company’s goodwill and other intangible assets was $231.5 million and $222.3 million for 2001 and 2000, respectively. While management is continuing to assess the impact of these Statements on the Company’s results of operations and financial position, the adoption of these statements is expected to reduce 2002 annual goodwill amortization expense by approximately $7.7 million. Additionally, the effects of any future impairment, as provided by SFAS No. 142, on the Company’s consolidated financial position and results of operations are unknown.

In October 2001, the FASB approved SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of and supersedes SFAS No. 121 and APB Opinion No. 30. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The adoption of SFAS No. 144 did not have a material impact on our results of operations and financial position.

Note 2—Business Segments

The Company has two reportable business segments, I&L and PS. (Refer to Note 1 to the Consolidated Financial Statements for a description of segment operations.) The Company evaluates the performance of and allocates resources to each of the segments based on their operating results excluding interest and taxes. The accounting policies for each of the segments are described in the summary of significant accounting policies in Note 1.

Information concerning the Company’s reportable business segments and operations by geographic area for the first quarter of fiscal 2002 and 2001 and fiscal 2001, 2000, and 1999 for its continuing operations is as follows (dollars in millions):

	First Quarter 2002 (unaudited)
	I&L	PS	Corp.	Total
Net Sales	$60.2	$42.5	$—	$102.8
Earnings from continuing operations before interest and taxes(1)	12.8	10.8	(3.1)	20.5
Capital Expenditures	14.8	0.6	0.2	15.6
Depreciation and Amortization(2)	10.6	1.5	0.02	12.1
Total Assets	438.2	95.5	93.3	626.9
	First Quarter 2001 (unaudited)
	I&L	PS	Corp.	Total
Net Sales	$55.9	$39.9	$—	$95.9
Earnings from continuing operations before interest and taxes(1)	9.0	8.5	(3.3)	14.2
Capital Expenditures	11.0	1.5	—	12.5
Depreciation and Amortization(2)	11.5	2.0	0.2	13.7
Total Assets	428.9	104.3	92.8	625.9

PROQUEST COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
	Fiscal 2001
	I&L	PS	Corp.	Total
Net Sales	$236.0	$165.6	$—	$401.6
Operating Income(1)	40.3	40.0	(11.6)	68.7
Capital Expenditures	49.0	3.7	0.2	52.9
Depreciation and Amortization(2)	45.7	6.7	0.5	52.9
Total Assets	428.8	101.8	97.5	628.1
	Fiscal 2000
	I&L	PS	Corp.	Total
Net Sales	$220.0	$154.3	—	$374.3
Operating Income(1)	30.3	28.0	(15.9)	42.4
Capital Expenditures	39.3	3.2	0.1	42.6
Depreciation and Amortization(2)	44.2	6.6	0.6	51.4
Total Assets	381.8	101.8	61.8	545.4
	Fiscal 1999
	I&L	PS	Corp.	Total
Net Sales	$198.2	$161.3	—	$359.5
Operating Income(1)	23.7	33.3	(14.8)	42.2
Capital Expenditures	32.4	2.3	0.4	35.1
Depreciation and Amortization(2)	37.7	5.9	0.6	44.2
Total Assets	374.5	108.4	22.4	505.3

(1)	Operating Income excludes gain/(loss) on sales of assets, restructuring charges, equity in loss of affiliate and cumulative effect of a change in accounting principle.
(2)	Excludes amortization/write-off of deferred financing costs.

	2001	2000	1999

Geographic Area Data
Net Sales(3):
United States	$310.4	$293.7	$290.0
Europe	58.5	56.9	48.5
Other	32.7	23.7	21.0

Total	$401.6	$374.3	$359.5

Total Assets:
United States	$549.2	$465.9	$423.9
Europe	77.5	77.4	77.9
Other	1.6	2.1	3.5

Total	628.1	545.4	505.3
Discontinued operations	0.0	261.2	278.5

Consolidated	$628.1	$806.6	$783.8

(3)	Revenue is classified according to its country of destination (including exports to such areas).

PROQUEST COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 3—Acquisitions and Disposal of Assets

In April 2001, the Company acquired the collegiate copyright and print coursepack service, Campus Custom Publishing (CCP) for $2.3 million. The $3.4 million excess of the consideration given over the estimated fair value of net assets acquired has been recorded as goodwill.

In August 2001, the Company acquired Heritage Quest, the Salt Lake City-based genealogical information company, from Sierra On-Line, Inc. for $5.5 million. The $3.1 million excess of the consideration given over the estimated fair value of net assets acquired has been recorded as goodwill.

In November 2001, the Company acquired SoftLine Information, the Stamford, Connecticut-based producer of online databases for libraries and education institutions for $10.0 million. The $12.3 million excess of the consideration given over the estimated fair value of net assets acquired has been recorded as goodwill.

The fiscal 2001 sales of assets included:

	Proceeds	Loss on Sale
The sale of certain assets of MotorcycleWorld.com to Powersports Network, Inc.	$100	$(2,312)

The fiscal 2000 sales of assets included:

	Proceeds	Gain on Sale
The sale of a portion of the Company’s investment in its affiliate bigchalk	1,156	867
The sale of the Company’s investment in an entity acquired by bigchalk in exchange for additional common stock of bigchalk	—	489
Additional proceeds related to the sale in 1999 of vacant land adjacent to one of the Company’s manufacturing operations	1,400	1,370

	$2,556	$2,726

The fiscal 1999 sales of assets included:

	Proceeds	Gain on Sale
The sale of a portion of the Company’s investment in its affiliate bigchalk	3,500	2,626
The sale of vacant land adjacent to one of the Company’s manufacturing operations	9,455	2,526

	$12,955	$5,152

Note 4—Restructuring

In December 1999, the Company approved a plan to separate its Mail and Messaging Technologies business, BHFS, and its Imaging business from its core information and publishing operations, and to restructure and consolidate its corporate headquarters and certain activities of its continuing operations. The plan was developed to enhance the Company’s operational focus and growth prospects and reduce its leverage. In connection with the implementation of this plan, the Company recorded a charge in continuing operations of $10,505 in fiscal 1999, of which $8,909 related to restructuring at the corporate headquarters and $1,198 and

PROQUEST COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$400 related to personnel reductions at PS and I&L, respectively. The Company also recognized an additional charge of $26,260 related to discontinued operations in connection with this restructuring plan.

In fiscal 2000, the Company recorded additional restructuring charges related to the original plan adopted in 1999. In continuing operations, a charge of $5,196 was recognized in 2000. The Company also recognized additional charges of $7,393 in discontinued operations in 2000.

The plan to separate the Company’s Mail and Messaging Technologies, BHFS and Imaging businesses included restructuring the Company’s corporate staff. In 1999, a charge of $4,307 was recorded related to the planned severance of 69 corporate staff employees. The headquarters facility relocation resulted in a charge of $4,600 for costs related to estimated future obligations under a noncancellable lease for the facility.

The personnel reductions at PS affected the areas of micropublishing and various other support functions, and resulted in the planned termination of 51 employees and the recognition of a severance charge of $1,198. I&L restructured its operation into business units and, as a result, recorded a charge of $400 in connection with the termination of 2 support function employees.

In total, the fiscal 1999 restructuring provided for the separation of 122 employees (114 domestic employees and 8 international employees) of which approximately twenty percent (24) were management and eighty percent (98) were non-management employees.

In 2000, the Company continued to pursue its plan to divest its non-core businesses and to focus its resources on its PS and I&L businesses. In 2000, the Company incurred various legal, accounting and consulting fees related to the implementation of the restructuring plan and the separation of the businesses, and recorded a charge of $1,490. In late 2000, the Company entered into a sublease for its former headquarters facility and, as a result, reduced the accrual for loss on this noncancellable lease by $3,100. This reversal of the accrual is netted against a charge taken in 2000 by I&L for future costs related to noncancellable computer hardware leases (see further discussion below) in the table detailing the 2000 activity related to restructuring (below).

A charge of $1,159 was recorded at PS related to further consolidation of its microfilm businesses that resulted in the termination of 34 employees in various support functions. In addition, PS recorded a charge of $474 for the impairment of goodwill related to Microfilm Systems, which the Company acquired in 1998. This company provided microfilm publishing for a single customer. During 2000, PS determined it would no longer provide microfilm publishing to this customer, and the associated goodwill was deemed to be impaired.

The Company also recorded an additional charge of $279 related to the reorganization of the I&L segment into business units. This charge reflected the costs associated with the planned severance of 33 customer/technology support employees. I&L also recorded a charge of $4,500 for future costs related to noncancellable computer hardware leases. Such equipment was no longer needed as a result of the consolidation of certain of its computer systems.

The fiscal 2000 restructuring charge provided for the separation of a total of 72 employees (65 domestic employees and 7 international employees) of which approximately ten percent (7) were management and ninety percent (65) were non-management employees.

During fiscal 2001, all remaining employees included in the restructuring plan were terminated.

PROQUEST COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The details of the restructuring charges are as follows:

	Balance End of 2000	2001 Activity			Balance End of 2001
		Restruct. Charge	Utilized
			Cash	Noncash(1)
Continuing Operations
Severance	$1,980	—	$(1,980)	—	—
Asset impairment costs	—	—	—	—	—
Obligations under various noncancellable leases	4,293	—	(4,293)	—	—

Continuing Operations	$6,273	—	$(6,273)	—	—

Discontinued Operations
Severance	$327	—	$(211)	$(116)	—
Asset impairment costs	—	—	—	—	—
Obligations under various noncancellable leases	2,743	—	(31)	(2,712)	—

Discontinued Operations	3,070	—	(242)	(2,828)	—

Total Company	$9,343	—	$(6,515)	$(2,828)	—

(1)	Non-cash charge is to eliminate restructuring reserve at discontinued operations which were sold during fiscal 2001.

Note 5—Income Taxes

The earnings from continuing operations before income taxes, equity in loss of affiliate and cumulative effect of a change in accounting principle, on which income taxes were provided in fiscal 2001, 2000, and 1999 were:

	2001	2000	1999

United States	$43,568	$12,958	$27,498
Foreign	(2,181)	(1,360)	(814)

Earnings from continuing operations before income taxes, equity in loss of affiliate and cumulative effect of change in accounting principle	$41,387	$11,598	$26,684

PROQUEST COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The provision for income taxes in fiscal 2001, 2000, and 1999 included the following:

	2001	2000	1999

Current income tax expense (benefit):
United States	$10,475	$3,509	$6,912
State and local	803	649	1,858
Foreign	591	22	217

Current income tax expense	11,869	4,180	8,987

Deferred income tax expense (benefit):
United States	3,622	(83)	2,431
State and local	356	301	(455)
Foreign	(120)	241	(289)

Deferred income tax expense	3,858	459	1,687

Income tax expense	$15,727	$4,639	$10,674

The significant components of deferred income tax expense in fiscal 2001, 2000, and 1999 were as follows:

	2001	2000	1999

Deferred income tax expense (benefit), exclusive of components listed below	$(3,796)	$(1,626)	$(1,220)
Operating loss carryforwards	15,178	3,683	10,523
Tax credits	(7,524)	(1,598)	(7,616)

Deferred income tax expense	$3,858	$459	$1,687

PROQUEST COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred income taxes are primarily provided for temporary differences between the financial reporting bases and the tax bases of the Company’s assets and liabilities. The tax effects of the major temporary differences (for both continuing and discontinued operations) that gave rise to the deferred tax asset (liability) at the end of fiscal 2001 and 2000 were as follows:

	2001	2000
Deferred tax assets are attributable to:
Accrued expenses	$6,142	$4,878
Deferred compensation	13,889	8,054
Postretirement benefits	745	3,514
Accounts receivable	391	3,441
Deferred income	12,634	1,562
Inventory	—	7,158
Loss carryforwards	49,535	8,300
Tax credits	32,791	16,420
Other	3,662	—

Total gross deferred tax assets	119,789	53,327
Valuation allowance	(64,969)	(12,480)

Net deferred tax assets	54,820	40,847

Deferred tax liabilities are attributable to:
Property, plant and equipment	(10,593)	(9,052)
Intangibles	(8,946)	(14,281)
Inventory	(26)	—
Undistributed foreign earnings	—	(3,104)
Other	—	(4,181)

Total gross deferred tax liabilities	(19,565)	(30,618)

Net deferred tax asset	$35,255	$10,229

The change in the valuation allowance in 2001 related to increases in the Company’s equity loss of affiliate, net operating losses of certain foreign jurisdictions and a capital loss carryover where the future realization of deferred tax assets is not considered likely. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As of December 29, 2001, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances. However, the amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

PROQUEST COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The differences between the Company’s effective rate for income taxes on the Company’s continuing operations and the statutory federal income tax rate in fiscal 2001, 2000, and 1999 were as follows:

	2001	2000	1999

Statutory federal income tax rate	35.0%	35.0%	35.0%
Increase (reduction) in taxes resulting from:
State income taxes, net of federal benefit	2.8	6.9	5.3
Foreign tax rate differential	3.0	7.5	.8
Amortization/write-off of intangibles	2.0	8.5	2.9
Benefit from foreign sales corporation	(2.4)	(8.1)	(10.8)
Other	(2.4)	(9.8)	6.8

Effective income tax rate	38.0%	40.0%	40.0%

At the end of fiscal 2001, the foreign net operating loss carryforwards were $6,306 and expire as follows: $904 in 2002, $3,776 in 2003, $82 in 2006 and $1,544 may be carried forward indefinitely.

In the United States, the Company’s current tax liability is the greater of its regular tax or alternative minimum tax (“AMT”). To the extent that AMT exceeds regular tax, the Company is entitled to an AMT credit. At the end of fiscal 2001, the Company has AMT credits of $16,211 that may be carried forward indefinitely and used as credits in future tax returns against regular tax in the event that the regular tax exceeds the AMT.

Income taxes paid, net of refunds, for fiscal 2001, 2000, and 1999 were $2,516, $4,708 and $20,629, respectively.

Note 6—Discontinued Operations

In the first quarter of fiscal 2000, the Company adopted a plan to divest its Mail and Messaging Technologies (MMT) business in both the North American and international markets, BHFS, and the Imaging business. Accordingly, the operating results and net assets of these businesses have been segregated from the Company’s continuing operations. The Consolidated Statements of Operations separately reflect the earnings of these businesses. The interest on the Company’s debt that will be assumed by the buyer is specifically allocated to the earnings from discontinued operations, and the remainder of the Company’s interest expense is allocated between continued and discontinued operations based on average asset basis. The Consolidated Balance Sheets separately reflect the net assets of these businesses as a non-current asset.

PROQUEST COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Results from discontinued operations are shown in the tables below for the fiscal years indicated:

	Fifty-Two Weeks Ended December 29, 2001
	MMT NA & BHFS	Imaging	MMT Int’l	Total Disc. Ops.
Net sales	$259,618	$10,924	$29,542	$300,084
Earnings (loss) before restructuring charge, interest and income taxes	12,993	1,133	(893)	13,233

Earnings (loss) before interest and income taxes	$12,993	$1,133	$(893)	$13,233
Interest expense, net				(8,391)
Income tax expense				(1,840)

Earnings from discontinued operations				$3,002

	Fifty-Two Weeks Ended December 30, 2000
	MMT NA & BHFS	Imaging	MMT Int’l	Total Disc. Ops.
Net sales	$358,597	$134,003	$83,518	$576,118
Earnings before restructuring charge, interest and income taxes	20,046	16,611	664	37,321
Restructuring charge	(1,879)	(2,347)	(3,168)	(7,394)

Earnings (loss) before interest and income taxes	$18,167	$14,264	$(2,504)	$29,927
Interest expense, net				(12,479)
Income tax expense				(6,979)

Earnings from discontinued operations				$10,469

	Fifty-Two Weeks Ended January 1, 2000
	MMT NA & BHFS	Imaging	MMT Int’l	Total Disc. Ops.
Net sales	$350,416	$173,987	$105,491	$629,894
Earnings before restructuring charge, interest and income taxes	22,534	20,701	8,521	51,756
Restructuring charge	(8,581)	(17,179)	(500)	(26,260)

Earnings before interest and income taxes	$13,953	$3,522	8,021	$25,496
Interest expense, net				(10,581)
Income tax expense				(12,184)

Earnings from discontinued operations				$2,731

In January 2000, the Company announced it would divest its disparate lines of business, namely the MMT, BHFS and the Imaging businesses. While the Company’s original plan was to establish and operate the MMT, BHFS and Imaging businesses as a single separate company, adverse changes in the credit and equity markets in the first half of fiscal 2000 caused management to revise the plan. The revised plan was to sell these businesses either together or separately, and to use the proceeds to reduce debt. In February 2001, the Company sold its Imaging business to Kodak for $135,000. In June 2001, the Company sold a majority of MMT’s foreign operations to Pitney Bowes for $51,000. In September 2001, the Company sold its North American MMT business and BHFS to Glencoe Capital for $145,000 less amounts retained by the buyer for proposed working

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

capital adjustments. Included in the proceeds from Glencoe Capital is a seller-financing note in the amount of $21,750 million, which is recorded as a long-term receivable. This note has an 8½ year term, with an initial interest rate of 7.5%. Certain disincentives exist if the note is not paid off in 42 months, including warrants representing 3.5% of the new entity which detach after 42 months. The Company has assigned no value to these warrants, as the likelihood of them detaching is low.

Each of the sales agreements are subject to working capital adjustments. The Company is currently working through the working capital adjustments with each of the buyers. The Company believes it has adequately reserved for all anticipated working capital adjustments as of December 29, 2001.

Further, gains or losses resulted from the sale of each discontinued business, and were derived as follows (dollars in millions):

	Imaging	MMT NA & BHFS	MMT International	Total
Purchase price	$135.0	$145.0	$51.0	$331.0
Net assets, reserves, and expenses	(62.4)	(213.6)	(51.0)	(327.0)

Gain/(loss) on sale	$72.6	$(68.6)	$—	$4.0

Note 7—Cumulative Effect of a Change in Accounting Principle

In the first quarter of fiscal 2002, we adopted SFAS No. 142. SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment on an annual basis. As a result of adopting SFAS No. 142, we ceased amortization of goodwill, which is expected to result in an increase in net income of approximately $7.7 million for the year ending December 28, 2002, and performed the first step of the required two-step goodwill impairment test. The first step of the impairment test requires us to compare the fair value of each reporting unit to its carrying value. If the carrying value is higher than the fair value, there is an indication that an impairment may exist; if the carrying value is less than the fair value, no indication of impairment may exist; if the carrying value is less than the fair value, no indication of impairment exists and the second step does not need to be completed. If there is an indication of impairment, the second step of the impairment test requires us to allocate the fair value of the reporting unit to its assets and liabilities as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill is measured as the excess of its carrying value over its fair value. During the first step of the impairment test, no indication of impairment was evident, as determined utilizing various evaluation techniques including discounted cash flow and the Guideline Company Method. Therefore, we did not need to complete the second step, and no impairment for goodwill was recorded for the initial adoption of SFAS No. 142.

Under the transitional provisions of SFAS No. 141, we reviewed goodwill and identified several intangible assets that were reclassified, and the basis adjusted, pursuant to SFAS No. 141. As a result, the Company recorded a loss on intangible assets associated with PS of $4,933, net of tax benefit of $3,023, in the first quarter of fiscal 2002. The loss has been recorded as a cumulative effect of a change in accounting principle in the accompanying Consolidated Statements of Operations for the thirteen weeks ended March 30, 2002.

PROQUEST COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following sets forth a reconciliation of operating income and earnings per share information for the thirteen weeks ended March 30, 2002 and March 31, 2001 adjusted for the non-amortization provisions for SFAS No. 142:

	Thirteen Weeks Ended
	March 30, 2002	March 30, 2001
Earnings/(loss) from continuing operations before discontinued operations and cumulative effect of a change in accounting principle	$8,278	$(573)
Earnings from discontinued operations, net of tax	—	2,217
Gain on sale of discontinued operations	—	43,583
Cumulative effect of a change in accounting principle	(4,933)	—
Add back: Goodwill amortization, net of tax	—	1,192

Adjusted net income	$3,345	$46,419

	Thirteen Weeks Ended
	March 30, 2002	March 30, 2001
Basic earnings per share:
As reported	$0.14	$(0.02)
Goodwill amortization	—	0.05

Adjusted	$0.14	$0.03

Basic earnings per share:
As reported	$0.14	$(0.02)
Goodwill amortization	—	0.05

Adjusted	$0.14	$0.03

In December 1999, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”). As a result of this pronouncement, the Company has modified its accounting for revenue from new on-line subscriptions in the I&L business, and from electronic parts catalog agreements in the PS business.

Consistent with the SEC guidelines contained in SAB 101, beginning in fiscal 2000, revenue for new on-line subscriptions at I&L and associated selling costs, primarily commissions, are recognized equally throughout the initial subscription period, with appropriate cost deferral. Previously, such rev enue was recognized during the initial subscription period in proportion to costs incurred, in order to yield a constant gross profit percentage throughout the subscription period.

Under the new method of revenue recognition at PS, all electronic parts catalog content revenue and associated selling costs are recognized over the term of the agreement using the straight-line method. Previously, the Company recognized revenue related to the content element of these agreements and associated selling costs primarily upon delivery of the product to the customer, with a portion deferred and recognized on the straight-line basis over the initial agreement period. Historically, the Company monetized a portion of the revenue recognized under the PS customer agreements. The Company recorded the amount monetized under these agreements, approximately $88,600 as of December 29, 2000, as long term deferred revenue. This amount will be recognized as the services are provided to the customers under the customer agreements.

PROQUEST COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The cumulative effect of adopting these changes in accounting for revenue are reported as a cumulative effect of a change in accounting principle of $65,300 (net of a tax benefit of $38,500) as of the beginning of fiscal 2000. The effect of the changes in fiscal 2001 and 2000 was to reduce earnings from continuing operations by approximately $4,900 (or $0.20 per diluted share) and $8,000 (or $0.34 per diluted share), respectively. The pro forma amounts shown below have been adjusted for the effect of retroactive application of the new revenue recognition methods and the related income taxes:

1999
Earnings from continuing operations	$6,388
Net earnings	$9,119

Net earnings per common share:
Basic:
Earnings from continuing operations	$0.27
Net earnings per common share	$0.39
Diluted:
Earnings from continuing operations	$0.27
Net earnings per common share	$0.38

As a result of the changes in the methods of accounting for revenue, approximately $114,800 in revenue recognized in fiscal 1999 and prior years was reversed and included in the cumulative effect adjustment determined as of the beginning of fiscal 2000. Of this amount, $31.7 million and $44.3 million were recognized in 2001 and 2000, respectively, $2.2 million will be recognized in 2002 and future years.

Note 8—Other Current Assets

Other current assets at the end of fiscal 2001 and 2000 consisted of the following:

	2001	2000

Short-term deferred tax asset	$19,167	$17,039
Prepaid royalties	6,614	6,175
Commissions	2,385	998
Other	5,117	5,899

Total	$33,283	$30,111

PROQUEST COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 9—Other Assets

Other assets at the end of fiscal 2001 and 2000 consisted of the following:

	2001	2000

Licenses	$10,939	$1,811
Purchased/developed software	33,995	27,490
Long-term deferred tax asset	35,653	23,808
Long-term commissions	5,277	6,106
Investment in bigchalk	—	3,374
Other	3,362	4,378

Total	$89,226	$66,967

Included in amortization expense is software amortization of $9,200, $9,137 and $5,686 for the years 2001, 2000, and 1999, respectively.

Note 10—Accrued Expenses

Accrued expenses at the end of fiscal 2001 and 2000 consisted of the following:

	2001	2000

Salaries and wages	$18,105	$17,140
Profit sharing	2,954	2,971
Reserve for buyer’s note and business sold	26,750	—
Accrued income taxes	11,365	4,091
Other	26,566	11,392

Total	$85,740	$35,594

Note 11—Debt and Lines of Credit

Debt at the end of fiscal 2001 and 2000 consisted of the following:

	2001	2000

Notes payable	$564	$15,568

Long-term debt:
Revolving credit agreement	$252,700	$497,600
Other long-term debt	374	4,687

Long-term debt	253,074	502,287
Less: current maturities	292	466

Long-term debt, less current maturities	$252,782	$501,821

PROQUEST COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted average interest rate on short-term borrowings at the end of fiscal 2001 and 2000 was 5.75% and 7.76%, respectively.

Under the Company’s revolving credit agreement (“Credit Agreement”), the maximum amount available is currently $325,000. The initial $600,000 credit limit was reduced by $275,000 subsequent to the closing of the sale of the Company’s discontinued operations. The final maturity date of the Credit Agreement is  December 31, 2003, with no principal payments due until December 31, 2002, at which time the maximum amount of the credit facility is reduced by $50,000. The interest rate on borrowings under the Credit Agreement is determined at the time of borrowing, and is based upon the Company’s leverage ratio. The interest rate in effect as of December 29, 2001 was (at the Company’s option) either LIBOR + 2.00% ($235,000 outstanding), or the prime rate + 1.00% ($17,400 outstanding at December 24, 2001). The Company utilizes swaps to hedge its exposure to interest rate risk on debt outstanding.

The Credit Agreement requires compliance with leverage, fixed charge and net worth covenants. The Company and its domestic operating subsidiaries are jointly and severally liable as guarantors under the Credit Agreement. The Credit Agreement contains certain restrictions on the payment of dividends on and repurchases of the Company’s common stock.

A portion of the Company’s availability under its Credit Agreement has been utilized to issue letters of credit to support the Company’s various insurance coverages. At December 29, 2001, the total of the face amounts of the outstanding letters of credit was $2,949. The letters of credit renew either annually or automatically with the face amount adjusted based on the underlying insurance requirement. At  December 29, 2001, the Company had $69,300 of additional credit available under the Credit Agreement.

For the five years subsequent to 2001, annual maturities of long–term debt are: 2002—$292; 2003—$252,781; 2004—$1, 2005—$0, and 2006—$0.

Interest paid for continuing and discontinued operations in fiscal 2001, 2000, and 1999 was $49,053, $54,074, and $48,007, respectively.

Note 12—Leases

The Company leases certain facilities and equipment for production, selling and administrative purposes. Future minimum rental payments required under long-term noncancelable operating leases at the end of fiscal 2001 were as follows:

2002	$13,297
2003	10,482
2004	9,258
2005	4,467
2006	3,388
Subsequent to 2006	4,478

Total	$45,370

Total rental expenses for fiscal 2001, 2000, and 1999 were $16,714, $21,798, and $17,887, respectively.

PROQUEST COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 13—Profit-Sharing, Pension, and Other Postretirement Benefit Plans

Eligible employees of the Company’s domestic and Canadian operations who elect to do so participate in defined contribution profit-sharing retirement plans. The amounts charged to earnings for fiscal 2001, 2000, and 1999 were $3,121, $8,114, and $8,076, respectively.

The Company also has defined benefit pension plans covering certain domestic and most foreign employees. The benefits are primarily based on years of service and/or compensation during the years immediately preceding retirement. The Company funds its foreign plans based on local statutes and funds its domestic plans in amounts that fulfill the funding requirements of the Employee Retirement Income Security Act of 1974. Plan assets consist principally of common stocks, fixed income securities and cash equivalents.

In addition, the Company has contributory and noncontributory postretirement medical benefit plans and a noncontributory postretirement life insurance benefit plan covering certain domestic employees. All of these other postretirement benefit plans are unfunded.

The net cost (income) of pension and other postretirement benefit plans for fiscal 2001, 2000, and 1999 was as follows:

	Pension Benefits			Other Postretirement Benefits
	2001	2000	1999	2001	2000	1999
Service cost	$1,491	$3,217	$3,200	$39	$243	$262
Interest cost	4,305	6,009	5,738	137	1,301	1,148
Expected return on plan assets	(4,306)	(8,829)	(8,000)	—	—	—
Amortization of prior service cost	257	222	299	—	—	—
Recognized net actuarial (gain)/loss	82	(1,196)	(118)	26	392	461

Net pension and other postretirement benefit cost (income)	$1,829	$(577)	$1,119	$202	$1,936	$1,871

PROQUEST COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The funded status of pension and other postretirement benefit plans at the end of fiscal 2001 and 2000 was as follows:

	Pension Benefits		Other Postretirement Benefits
	2001	2000	2001	2000
Change in Benefit Obligation
Benefit obligation, beginning of year	$95,626	$87,474	$16,624	$14,827
Service cost	1,491	3,217	39	243
Interest cost	4,305	6,009	137	1,301
Participant contributions	421	643	—	193
Effect of sold businesses(1)	(25,670)	(371)	(16,152)	—
Actuarial (gain)/loss	(4,094)	2,540	1,810	1,353
Benefits paid	(2,721)	(3,886)	(310)	(1,293)

Benefit obligation, end of year	$69,358	$95,626	$2,148	$16,624

Change in Plan Assets
Fair value, beginning of year	$88,323	$95,536	$—	$—
Actual return on plan assets (loss)	(6,501)	(6,105)	—	—
Participant contributions	421	643	—	193
Effect of sold businesses	(36,185)	—	—	—
Company contributions	2,128	2,136	310	1,100
Benefits paid	(2,721)	(3,886)	(310)	(1,293)

Fair value, end of year	$45,465	$88,324	$—	$—

Funded/(unfunded) status	$(23,878)	$(7,302)	$(2,148)	$(16,624)
Unrecognized net actuarial (gain)/loss	8,298	4,083	—	6,591
Unrecognized prior service cost	561	819	—	—

Prepaid (accrued) benefit cost	$(15,019)	$(2,400)	$(2,148)	$(10,033)

Amounts Recognized in the Consolidated Balance Sheets
Prepaid benefit cost	$4,537	$16,307	$—	$—
Accrued benefit liability	(19,556)	(18,707)	(2,148)	(10,033)

Net amount recognized	$(15,019)	$(2,400)	$(2,148)	$(10,033)

Weighted Average Assumptions as of End of Year
Discount rate	6.35%	6.75%	7.25%	8.25%
Expected return on plan assets	8.50%	9.50%	—	—
Rate of compensation increase	4.28%	4.50%	—	—
Rate of healthcare benefit cost increase(2)	—	—	10.00%	4.50%

(1)	The Mail and Messaging Technologies pension plan was transferred to the buyer at the date of sale.
(2)	The assumed rate of healthcare benefit cost increase remains at 10.00% through 2002, then decreases to 5.00% over ten years, by one-half percent each year.

For the Company’s unfunded supplemental pension plans, the projected benefit obligation and accumulated benefit obligation at the end of fiscal 2001 and 2000 were as follows:

	2001	2000
Projected benefit obligation	$19,571	$22,508
Accumulated benefit obligation	19,556	19,505

PROQUEST COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assumed future health care cost trend rates have a significant effect on postretirement medical benefit costs. A one percentage point change in the assumed health care cost trend rates would have the following effects:

1% Increase
Benefit obligation, end of fiscal 2001	$119
Net postretirement benefit cost for fiscal 2001	$15

1% Decrease
Benefit obligation, end of fiscal 2001	$(113)
Net postretirement benefit cost for fiscal 2001	$(13)

1% Increase
Benefit obligation, end of fiscal 2000	$1,325
Net postretirement benefit cost for fiscal 2000	$139

1% Decrease
Benefit obligation, end of fiscal 2000	$(1,227)
Net postretirement benefit cost for fiscal 2000	$(127)

Note 14—Common Stock

The Company has 50,000 authorized shares of common stock ($.001 par value per share), 24,669 shares issued and 24,219 shares outstanding as of March 30, 2002, 24,546 shares issued and 24,096 outstanding as of December 29, 2001, and 24,078 shares issued and 23,622 shares outstanding as of December 30, 2000. The Company’s Credit Agreement contains certain restrictions on the payment of dividends on and repurchases of its common stock (see Note 9).

Note 15—Stock Compensation Plans

Stock Option Plan

In fiscal 1995, the Company adopted the 1995 Stock Option Plan (the “Option Plan”), under which 2,160 shares of common stock were reserved for issuance. In fiscal 1998, the Company increased the shares reserved for issuance under the Option Plan to 3,660. The Option Plan is administered by the Compensation Committee of the Board of Directors which has authority to determine which officers and key employees of the Company will be granted options. All options are granted at not less than the fair market value on the date of the grant.

Additionally, concurrent with the initial public equity offering, the Company granted options for 1,115 shares to certain senior executives (the “Senior Executive Grantees”), with a series of six option exercise prices (the first of which equaled the initial public equity offering price, with each subsequent exercise price set at 120% of the preceding exercise price). The term for these options was six years, with the options vesting in installments commencing after year three. In fiscal 1999, the unvested options set to expire in May 2000, were extended through May 2005. In fiscal 1999, options for 100 shares were granted to one of the Senior Executive Grantees, which have a six-year term and which vest after three years. In fiscal 2001, options for 406,250 shares were granted to one of the Senior Executive Grantees, which have a ten year term and vest after seven years, however, some or all of these options may vest after three years if certain stock price targets are exceeded.

Options may be granted to other officers and key employees of the Company (the “Key Executive Grantees”), selected by the Compensation Committee. At the end of fiscal 2001, the Company had options outstanding for 1,124 shares to the Key Executive Grantees. The term for these options is ten years, vesting in equal annual increments over either a three-year or a five-year period.

PROQUEST COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Per the provisions of SFAS No. 123, the Company has elected to continue to apply APB Opinion No. 25 and related interpretations in accounting for the Option Plan, and accordingly, no compensation cost has been recognized. Had compensation cost for the Option Plan been determined based on the fair value of options granted (consistent with SFAS No. 123), the Company’s net income (loss) and earnings (loss) per share would have been the pro forma amounts indicated below:

	2001	2000	1999
Net earnings (loss):
As reported	$17,764	$(68,722)	$17,791
Pro forma	13,836	(71,740)	15,117

Basic earnings (loss) per share:
As reported	$0.75	$(2.91)	$0.75
Pro forma	0.58	(3.03)	0.64

Diluted earnings (loss) per share:
As reported	$0.73	$(2.91)	$0.75
Pro forma	0.58	(3.03)	0.64

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: volatility of 41.03%; risk free interest rate of 4.86%; expected lives of 5 years; and no dividend yield.

PROQUEST COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the stock option transactions for fiscal 1999, 2000 and 2001 is as follows:

	Senior Executive Grantees		Key Executive Grantees
	Shares (000s)	Weighted-Average Exercise Price	Shares (000s)	Weighted-Average Exercise Price
Balance at the end of fiscal 1998	1,365	$27.22	729	$25.55

1999:
Granted	382	34.58	355	32.80
Exercised	(318)	19.73	(114)	24.21
Forfeited/Cancelled	(262)	35.25	(56)	26.89

Options outstanding at the end of fiscal 1999	1,167	29.87	914	$28.45

Options exercisable at the end of fiscal 1999	470	$28.06	196	$25.43

Weighted average fair value of options granted during fiscal 1999	$7.43		$10.17

2000:
Granted	—	—	805	22.79
Exercised	—	—	(91)	16.38
Forfeited/Cancelled	—	—	(540)	18.29

Options outstanding at the end of fiscal 2000	1,167	29.87	1,088	23.91

Options exercisable at the end of fiscal 2000	801	$30.33	227	$26.39

Weighted average fair value of options granted during fiscal 2000	$—		$7.07

2001:
Granted	406	25.26	398	24.15
Exercised	(182)	20.39	(269)	24.46
Forfeited/Cancelled	(353)	32.91	(93)	28.13

Options outstanding at the end of fiscal 2001	1,038	25.65	1,124	23.21

Options exercisable at the end of fiscal 2001	508	$31.19	317	$24.12

Weighted average fair value of options granted during fiscal 2001	$4.06		$8.86

PROQUEST COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides additional information with respect to stock options outstanding at the end of fiscal 2001:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life(Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$15.01—$20.00	921	8.9	$18.18	170	$19.37
20.01—$25.00	353	9.3	22.88	29	22.62
25.01—$30.00	328	3.4	27.02	278	26.90
30.01—$35.00	424	5.2	32.57	213	32.27
35.01—$40.00	136	3.5	38.43	136	38.43

	2,162	6.5	$24.10	826	$28.47

Employee Stock Purchase Plan

In fiscal 1996, the Company’s Board of Directors adopted the Associate Stock Purchase Plan (the “ASPP”), whereby employees are afforded the opportunity to purchase shares in the Company, by authorizing the sale of up to 500 shares of common stock. The purchase price of the shares is 95% of the lower of the closing market price at the beginning or end of each quarter. Under SFAS No. 123, the ASPP is a non-compensatory plan.

Note 16—Foreign Currency Transactions

The Company has entered into six contracts to buy or sell foreign currencies, primarily UK pounds. The contracts have maturity dates extending through June 2002, and are for an aggregate amount of $66.2 million ($61.2 million in UK pounds and $5.0 million in Canadian dollars). These contracts are reported at fair market value with the changes in fair value recognized currently in earnings. The Company is exposed to market risk in the event of nonperformance by the other parties (major international banks) to these contracts, however, such nonperformance is not anticipated. These contracts have not been designated for hedging treatment under SFAS No. 138 and SFAS No. 133.

Net foreign currency transaction gains (losses) for fiscal 2001, 2000, and 1999 of $(1,121), $193 and $184, respectively, have been included in the earnings of the respective periods.

Note 17—Contingent Liabilities

The Company is involved in various legal proceedings incidental to its business. Management believes that the outcome of such proceedings will not have a material adverse effect upon the consolidated operations or financial condition of the Company.

A portion of the Company’s availability under its Credit Agreement has been utilized to issue letters of credit to support the Company’s various insurance coverages. At December 29, 2001, the total of the face amounts of the outstanding letters of credit was $2,929. The letters of credit renew either annually or automatically with the face amount adjusted based on the underlying insurance requirement.

PROQUEST COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 18—Related Party Transactions

The Company has made loans (the balance of which totaled $683 (unaudited) and $1,070 at the end of the first quarter of fiscal 2002 and the end of fiscal 2001, respectively) to certain key current and former executives in connection with their purchases of the Company’s common stock. Pursuant to the terms of such loans, the shares acquired are pledged as security. The following officers had loans outstanding at the end of fiscal 2001: Joseph Reynolds ($305) and Todd Buchardt ($170). Each loan is evidenced by an installment note maturing five years from the date of the note and bearing interest at the Company’s marginal rate of borrowing. Interest and principal may be deferred until the maturity date.

In January 2000 and February 2001, our affiliate, bigchalk, raised venture capital financing totaling $75 million. One of the venture capital firms providing this financing was Core Learning Group, LLC, who contributed a total of $27.2 million for approximately 25% of bigchalk. Two of our directors own a majority interest in Core Learning Group, LLC. In addition, one of these directors contributed $2.5 million for approximately 2% of bigchalk.

The Company has made loans to certain key employees related to relocation expenses. As of the end of fiscal year 2001, Mark Trinske had an interest-free loan from the Company in the amount of $176. Mr. Trinske’s loan was due and paid by its due date of March 30, 2002.

Note 19—Investments in Affiliates

In December 1999, the Company combined its K-12 Internet business with the K-12 Internet business of Infonautics, Inc., to form bigchalk. bigchalk develops and markets products and services for research, curriculum integration, assessment, peer collaboration, professional development, on-line community, and e-commerce for teachers, students, parents, librarians and school administrators in the K-12 educational community. The Company’s equity in bigchalk’s loss equaled $13,374 in 2001. As a result of both venture capital financing and the exchange of the Company’s investment in an entity acquired by bigchalk for additional shares in bigchalk, the Company owns approximately 38.0% of bigchalk on a fully diluted basis. The carrying value of this investment was $0 at the end of fiscal 2001. The Company accounts for its investment in bigchalk on the equity method.

Summarized financial information of bigchalk for fiscal 2001 and 2000 is as follows:

Condensed Statement of Operations:

	2001	2000
Net sales	$28,152	$33,185
Gross profit	18,494	21,068
Loss before income taxes	(71,292)	(49,245)
Net loss	(70,574)	(45,966)

Condensed Statement of Financial Condition:

	2001	2000
Current assets	$28,985	$32,347
Non-current assets	18,852	70,193

Total assets	$47,837	$102,540

Current liabilities	$20,592	$26,343
Non-current liabilities	117,344	79,068
Stockholders’ deficit	(90,099)	(2,871)

Total liabilities and stockholders’ deficit	$47,837	$102,540

PROQUEST COMPANY AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 20—Interim Financial Information (unaudited)

The following table presents the Company’s quarterly results of continuing operations for fiscal 2001 and fiscal 2000:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2001
Net Sales	$95,853	$100,743	$98,617	$106,415	$401,628
Gross profit	48,713	55,188	54,063	56,701	214,665
Gain/(loss) on sales of assets(1)	—	—	—	(2,312)	(2,312)
Equity in loss of affiliate	(5,471)	(6,101)	(1,802)	—	(13,374)
Earnings (loss) from continuing operations before cumulative effect of a change in accounting principle	$(410)	$219	$4,079	$8,398	$12,286

Earnings per basic share:
Earnings (loss) from continuing operations before cumulative effect of a change in accounting principle	$(0.01)	$0.01	$0.17	$0.35	$0.52

Earnings per diluted share:
Earnings (loss) from continuing operations before cumulative effect of a change in accounting principle	$(0.02)	$0.01	$0.17	$0.35	$0.51

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2000
Net Sales	$88,627	$94,257	$91,671	$99,746	$374,301
Gross profit	41,301	46,424	45,137	52,243	185,105
Gain/(loss) on sales of assets(1)	1,356	1,395	—	(25)	2,726
Restructuring charge(2)	—	(1,233)	(1,194)	(2,769)	(5,196)
Equity in earnings (loss) of affiliate	(3,721)	(5,051)	(5,573)	(6,503)	(20,848)
Earnings (loss) from continuing operations before cumulative effect of a change in accounting principle	$(3,140)	$(2,604)	$(3,562)	$(4,583)	$(13,889)

Earnings per basic share:
Earnings (loss) from continuing operations before cumulative effect of a change in accounting principle	$(0.13)	$(0.11)	$(0.15)	$(0.20)	$(0.59)

Earnings per diluted share:
Earnings (loss) from continuing operations before cumulative effect of a change in accounting principle	$(0.13)	$(0.11)	$(0.15)	$(0.20)	$(0.59)

(1)	See Note 3 to the Consolidated Financial Statements for a description of the Company’s gain/(loss) on sales of assets.
(2)	See Note 4 to the Consolidated Financial Statements for a description of the Company’s restructuring charge.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

The following are the estimated expenses (other than the SEC registration fee, the New York Stock Exchange listing fee and the NASD fee) of the issuance and distribution of the securities being registered, all of which will be paid by the Company.

SEC registration fee	$21,232
NASD Filing Fee	23,580
NYSE additional listing fee	22,150
Legal fees and expenses	350,000
Accounting fees and expenses	50,000
Miscellaneous	283,038

Total	$750,000

We have agreed to bear all expenses (other than underwriting discounts and selling commissions, brokerage fees and transfer taxes, if any, and the fees and expenses of counsel and other advisors to the selling shareholders) in connection with the registration and sale of the shares being offered by the selling shareholders.

Item 15.    Indemnification of Directors and Officers.

Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of his service as a director or officer of the corporation, or his service, at the corporation’s request, as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys’ fees) that are actually and reasonably incurred by him (“Expenses”), and judgments, fines and amounts paid in settlement that are actually and reasonably incurred by him, in connection with the defense or settlement of such action, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. Although Delaware law permits a corporation to indemnify any person referred to above against Expenses in connection with the defense or settlement of an action by or in the right of the corporation, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, if such person has been judged liable to the corporation, indemnification is only permitted to the extent that the Court of Chancery (or the court in which the action was brought) determines that, despite the adjudication of liability, such person is entitled to indemnity for such Expenses as the court deems proper. The determination as to whether a person seeking indemnification has met the required standard of conduct is to be made (1) by a majority vote of a quorum of disinterested members of the board of directors, or (2) by independent legal counsel in a written opinion, if such a quorum does not exist or if the disinterested directors so direct, or (3) by the shareholders. The General Corporation Law of the State of Delaware also provides for mandatory indemnification of any director, officer, employee or agent against Expenses to the extent such person has been successful in any proceeding covered by the statute. In addition, the General Corporation Law of the State of Delaware provides the general authorization of advancement of a director’s or officer’s litigation expenses in lieu of requiring the authorization of such advancement by the board of directors in specific cases, and that indemnification and advancement of expenses provided by the statute shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement or otherwise.

Our Amended and Restated Certificate of Incorporation and By-laws provide for indemnification of our directors, officers, employees and other agents to the fullest extent not prohibited by the Delaware law.

We maintain liability insurance for the benefit of our directors and officers.

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Item 16.    Exhibits

Exhibit Number		Description

	*1.1	Form of Underwriting Agreement

3.1
Amended and Restated Certificate of Incorporation of the Company, as amended, incorporated herein by reference to Exhibit 3.1 of the Company’s Annual Report on Form 10-K for the year ended December 29, 2001.

	3.2	By-Laws of the Company, incorporated herein by reference to the Company’s Registration Statement on Form S-1 (No. 333-63556).

	*5.1	Opinion of McDermott, Will & Emery regarding legality

	23.1	Consent of KPMG LLP.

	23.2	Consent of KPMG LLP.

	*23.3	Consent of McDermott, Will & Emery (included in Exhibit 5.1)

†	24.1	Power of Attorney

*	To be filed by amendment.
†	Previously filed.

Item 17.    Undertakings.

(1)  The undersigned registrant hereby undertakes:

(a)  For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officer and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Ann Arbor, Michigan on May 30, 2002.

PROQUEST COMPANY

/S/ KEVIN G. GREGORY By:
Kevin G. Gregory
Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons or their attorneys-in-fact in the capacities indicated on May 30, 2002.

Signature	Title

*	Chairman of the Board of Directors and Chief
James P. Roemer	Executive Officer (Principal Executive Officer)

/S/ ALAN ALDWORTH	Director, President and Chief Operating Officer
Alan Aldworth

/S/ KEVIN G. GREGORY	Vice President and Chief Financial Officer
Kevin G. Gregory	(Principal Financial and Accounting Officer)

*	Director
David Bonderman

*	Director
David G. Brown

*	Director
William E. Oberndorf

*	Director
Gary L. Roubos

*	Director
John H. Scully

*	Director
William J. White

* Pursuant to Power of Attorney

/S/ ALAN ALDWORTH
Attorney-in-fact

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